Exhibit 4b(ii)bd

State of Israel
Ministry of Communications

General License
for Emet Telecom Limited Partnership for the Provision of
Fixed Line Domestic Telecommunications Services

Consolidated version as at 30 Heshvan 5764 [November 25, 2003]
This consolidated version was prepared on the basis of the following documents:

The original license dated          November 25, 2003

This combined version was prepared for the convenience of the user; in any case of a discrepancy between this version and the original license, the original license and the amendments  shall be the determining version. This version does not include appendices that have not been published for public perusal.

Ministry of Communications Engineering and Licensing Department 9 Achad Ha’am Street, Shalom Tower Tel Aviv 61290	Tel: 03–5198230 / 264 Fax: 03–5198244

APPENDIX F – RULES OF ACCESS TO INTERNATIONAL TELECOMMUNICATIONS SERVICES	123

State of Israel
Ministry of Communications

General License
for the Provision of Fixed Line Domestic
Telecommunications Services
for Emet Telecom Limited Partnership

Granting of License

By the power invested in me under the Communications (Telecommunications and Broadcasts) Law, 5742 – 1982, and my other powers under any law, I grant a license to Emet Telecom Limited Partnership, to establish a fixed line public telecommunications network, to maintain and operate it and to implement telecommunications operations and provide fixed line domestic telecommunications services by means thereof, as specified in this License. This License replaces the general licenses granted to the Domestic Operator Limited Partnership, Telecom Zahav 2001 Limited Partnership and Matav Infrastructures 2001 Limited Partnership, under the law.

The license is granted for the period specified in the License and subject to its conditions as follows:

Chapter 1 – General

Part A – Definitions and Interpretation

  1.     Definitions

1.1     In this License:

The “Service Area” -

A geographic Area, described in Appendix B, in which the licensee is required to establish, maintain or operate the Network and supply, by means thereof, telecommunications services to the general public as specified in the License;

“Israeli citizen” -	As defined by the Citizenship Law, 5712 – 1952[1];

“Type Approval”	Approval granted under law to a model of end equipment for the purpose of its connection to the network;

The “Treaty”	The Constitution and the treaty of the International Telecommunications Union (ITU) and the relevant administrative regulations for radio and telephone, as these shall be valid from time to time;

“Means of Control”	In a corporation – all of the following:

(a) Voting rights in the general meeting of a company or in a corresponding entity of another corporation;

(b) The right to appoint a director or a general manager;

(c) The right to participate in the Corporation’s profits;

(d) The right to distribute the balance of the Corporation’s assets, after discharging its obligations, at the time of its dissolution;

“Telecommunications”	Broadcast, transfer or reception of characters, signals, writing, visual forms, sounds, or information by means of wire, wireless, optical systems or other electromagnetic systems;

[1] Code of Laws 5712, p. 146; 5752, p. 295.

The “Licensee”	Emet Telecom Limited Partnership;

“Interested Party”	A party holding 5% or more of a certain type of means of control;

“Licensee”	A party that has received a general or special license to implement telecommunications operations and provide telecommunications services;

“General Licensee” -	A party that has received a general license or a special general license as defined in Article 1 of the Law;

“Licensee for Cable Broadcasts” -	A party that has received a general license for cable broadcasts or a special license for cable broadcasts pursuant to Chapter B1 of the Law;

“Board of Directors” -	Including a corresponding body in another corporation;

“Technical Requirements and Quality of Service”

Standards of availability and quality of service, standards for telecommunications facilities and telecommunications services and instructions for installation, operation, updating and maintenance, all pursuant to this License and as the Director shall instruct from time to time with regard to the services of the Licensee;

“Holding”

With regard to means of control in a corporation – directly or indirectly, whether alone or jointly with others, including through another, including a trustee or agent, or by means of a vested interest pursuant to an agreement, including the choice of a holding that does not derive from convertible securities or in any other manner;

“Engagement Agreement”	A uniform agreement which serves as an engagement between the Licensee and the subscriber, for provision of the Licensee’s services, in whole or in part;

“Transfer”	With regard to a means of control – whether directly or indirectly, whether for payment or without payment, whether permanent or for a period, whether all at once or in parts;

“Substantial Influence”

The ability to have real influence in the activities of the Corporation, whether alone or jointly with others or by means thereof, whether directly or indirectly, by virtue of the holding in the means of control therein or in another corporation, including ability deriving from the articles of association of the corporation by virtue of a written, oral or other form of contract, or an ability deriving from any other source, except for ability deriving solely from fulfilling the function of an officer in the corporation;

Without derogating from the generality of that stated, a person shall be deemed to have substantial influence in a corporation if he holds twenty five percent (25%) or more of any means of control in the corporation;

“Company” -	Including another corporation, and including a partnership;

“Parent Company”	A company with substantial influence in another company;

“Company in Privity”	A parent company, a subsidiary, a fellow subsidiary, a company that is an interested party, an affiliate, an associated company, a related company or a partner company;

“Subsidiary”	A company in which another company has Substantial Influence;

“Affiliate”	A company in which another company is an interested party;

“Associated Company”

A company whose investments in another company are twenty five percent (25%) or more of its equity capital, whether in shares or in another manner, other than a loan given in the course of its regular business;

“Fellow Subsidiaries”	Companies in which a party with substantial influence in one also has substantial influence in the other;

“Related Companies”	Companies in which a party with substantial influence in one is also an interested party in the other;

“Partner Companies”	Any one of the following:

	a.	Companies which both have substantial influence in a third company;

	b.	Companies which are both associated companies of a third company;

	c.	Companies where one of them is an associated company of a third company and the other has substantial influence therein;

The “Broadcasting Company”

A company that is linked to the Licensee which has received a general license for cable broadcasts by means of the network; for the purposes of this License – Golden Channels & Co., Idan Israel Cable Systems Ltd.,  TLM Subscriber Television Ltd., Tevel Israel International Communications Ltd., Gevanim Cable Television Ltd., Gevanim Krayot Cable Television (1989) Ltd., Matav Cable System Media Ltd. and Cable Systems Media Haifa – Hadera Ltd., jointly or severally, as the case may be;

The “Law”	The Telecommunications (Bezeq and Broadcasts) Law, 5742 – 1982[2];

“Jointly With Others”

A permanent collaboration; a permanent collaboration shall be deemed, with regard to an individual – the individual, the individual’s relative and a corporation in which one of them has a controlling interest, and with regard to a corporation – the corporation, whoever holds the controlling interest therein, and one in which one of them holds a controlling interest;

“Security Forces”	Each of the following: the Israel Defense Forces, the Israel Security Agency (ISA), the Institute for Intelligence and Special Tasks (Mossad), and the Israel Police;

“Applicant”	A party that applies to the Licensee to become a subscriber;

“Sector of Activity”

A field of services including data communications and transmission service, telephony service, mobile radio telephone (MRT) service, international telecommunications service, multi-channel broadcasting service to subscribers and so forth, provided throughout the country or part thereof;

“Index”	The Consumer Price Index published by the Central Bureau of Statistics from time to time or any other index that shall replace it;

[2] Code of Laws 5742, p. 218; 5762, p. 134

“Monopoly”	As defined in Section 26 of the Trade Restriction Law, 5748 – 1988[3]

“Interface”	The physical meeting between various functional telecommunications units, including by optical or wireless means;

“Telecommunications Facility”	A facility or installation that is intended fundamentally for telecommunications purposes, including end equipment;

The “Director”	The Director General of the Ministry of Communications or anyone he has empowered in the matter of licenses in general or in the matter of this License, in general or for a specific matter;

“Subscriber”	A party bound by an engagement agreement with the Licensee for the purpose of receiving the latter’s services as an end user;

“International Telecommunications System”

A system of telecommunications facilities installed in Israel, including an international switch, international outlet and interface to international infrastructure, serving or intended to serve for the transfer of telecommunications messages originating in Israel and destined for another country or the reverse, or for the transfer of telecommunications messages between destinations in different countries;

“Mobile Radio Telephone System (MRT System)”

A system of wireless facilities constructed in cell form and other facilities, by which mobile radio telephone services are provided to the public, including a MRT exchange, cell radio centers, and wireless or cable transmission arteries connecting between cell radio centers, between cell radio centers and a MRT exchange, between MRT exchanges, or between the MRT exchange and another public telecommunications network;

“Telecommunications Infrastructure Operator”	A party that has received a telecommunications infrastructure license, including a special telecommunications infrastructure license;

[3] Code of Laws 5748, p. 128; 5762, p. 165.

“Special Telecommunications Infrastructure Operator”	A party that has received a special telecommunications infrastructure operating license;

“International Operator”	The holder of a general license for providing international telecommunications services;

“General Operator”	A general licensee, a general licensee for cable broadcasts or a licensee for satellite broadcasts;

“Substantive Operator”

A general operator with the ability to actually influence the competition in the sector of activity; without derogating from the generality of that stated, a party that, alone or jointly with a parent Company, a subsidiary or a fellow subsidiary, holds a market share of twenty five percent (25%) or more shall be deemed a substantive operator; a general operator shall be presumed to be substantive if it meets one of the following:

(a) it holds the largest market share in the sector of activity;

(b) there is an economic, technological, legal or other impediment significantly redistricting the transfer of subscribers from it to another general operator in the same sector of activity;

(c)

it is operating in a sector of activity for which there is an entrance barrier that significantly limits the ability of another general operator to provide services in the same sector of activity, provided that its market share is not negligible; in the matter of this definition:

“Market Share” – a proportional rate of the overall income from the number of subscribers or from the scope of traffic in the sector of activity, all as relevant;

“MRT Operator”	A general licensee for providing MRT services;

“Service Recipient”	A subscriber or service supplier;

“Exchange”

A telecommunications facility in which means of switching, routing and transmission are located and operated, enabling a connection to be made between different units of end equipment which are linked or connected to it, and the transfer of telecommunication messages between them, including control and routing facilities and other facilities enabling the provision of different telecommunications services to the Licensee’s service recipients and to service recipients of other licensees;

The “Ministry”	The Ministry of Communications;

“Transit Switch”

A telecommunications facility in which means of switching, routing and transmission are located and operated, enabling a connection to be made between different exchanges which are linked or connected to it, and the transfer of telecommunication messages between them, including control and routing facilities;

“Officer”

A person serving as a director, general manager, chief business manager, assistant general manager, deputy general manager or fulfilling a function as stated in a company, even if his title is different, and another manager who is directly subordinate to the company’s general manager or a person who fulfills corresponding functions in another corporation;

“Routing”	Directing a telecommunications message to its destination;

The “License Assets”	The assets required to ensure provision of the telecommunications services by the Licensee in accordance with this License;

“Outlet”	An interface to which are connected a public telecommunications network on one side and end equipment on the other, a private network or another public telecommunications network, as the case may be;

“International Outlet”	An outlet serving or intended to serve as a connection between an international telecommunications system and another public telecommunications network;

“Internet Service Provider”	A licensee for providing internet access services (ISP);

“Service Provider”	Another licensee, including a general licensee for cable broadcasts that provides its services to its subscribers through a network;

“Telecommunications Operation”	Operation of a telecommunications facility, its installation, construction or maintenance, all for the purpose of telecommunications;

The “Ordinance”	The Wireless Telegraph Ordinance [New Version], 5732 – 1972[4];

“End Equipment”

Telecommunications equipment for the use of a subscriber, which is connected or intended for connection from the premises of the subscriber or from any other location to a public telecommunications network by means of the interface designated for this purpose;

“PTP Line” (Point to Point)	A line for the transfer of telecommunications messages, that connects two points by a permanent link, physically or logically, including through a switching or routing network;

“Reciprocal Connection”

A connection between the public telecommunications network of one licensee and the public telecommunications network of another licensee, physically or logically, enabling the transfer of telecommunications messages between the licensees’ subscribers or the provision of services by one licensee to the subscribers of the other licensee;

“Relative”	Spouse, including common-law spouse, parent, grandparent, child or grandchild, sibling, and the spouse of any of these;

The “License”	This license with its appendices as it shall be updated from time to time;

“Telecommunication Infrastructure License”	A general license to provide fixed-line domestic telecommunications services;

The “Network”	The Licensee’s fixed line public telecommunications network;

“Public Telecommunications Network”

A system of telecommunications facilities that serves or that is intended to serve for the supply of telecommunications services to the general public throughout the country or at least in the service area, including switching and routing equipment, transmission equipment and access network, including MRT system and international telecommunications system, with the exception of end equipment;

[4] Laws of the State of Israel, New Version 25, 5732, p. 506; Code of Laws 5754, p. 47; Compendium of Regulations 5752, p. 995.

“Fixed Line Public Telecommunications Network”	A domestic public telecommunications network, except for an MRT system and an international telecommunications system;

“Access Network”

The components of the public telecommunications network which serve as a link between an exchange and an outlet by means of a linear infrastructure, a wireless infrastructure or a combination of the two;

“Private Network”

A telecommunications network serving or intended to serve a particular person or a particular group of people with a common interest, linking or intended to link to a public telecommunications network by means of an outlet, including switching equipment, connection devices, cables, transmission equipment and any other telecommunications facility; providing that the common interest is not solely the existence of the network;

The “General Partner”	Emet Telecom Ltd., which constitutes a General Partner as defined in the Partnerships Ordinance [New Version], 5735 – 1975[5] in the Licensee.

“Use”

Provision of access to the telecommunications facility of the Licensee, including to the public telecommunications network or to its access network, in whole or in part, and the possibility of utilizing them for the purpose of implementing telecommunications operations or providing telecommunications services by means thereof; and providing the possibility of installing a telecommunications facility of another licensee in the telecommunications facility or on the premises of the Licensee;

“Telecommunications Service”	Implementing telecommunications operations for others;

“International Telecommunications Services”	A telecommunications service provided for the public by means of the international telecommunications system of an international telecommunications operator;

[5] Laws of the State of Israel, 5735 p. 549, Code of Laws 5759 page 26.

“Access Service”	Providing the subscriber with the possibility of receiving the services of the service provider;

“Basic Telephone Service”	Full duplex switching or routing transmission, including by means of a modem, of speech or speech-related telecommunications messages, such as facsimile signals;

“Telephony Service”	Basic telephone service and services related to this service;

“Added Value Service”

Service provided on the basis of the basic telephone service and which, by its nature, cannot be provided by another, including another licensee, who is not the supplier of the basic telephone service; added value services given by the Licensee, as detailed in Appendix D’ to the License;

“MRT Services (Mobile Radio Telephone)”	Telecommunications services provided to the public by means of the MRT system of a MRT operator;

“Transmission Service”	Implementing transmissions for the public;

“Data Communication Service”	Implementing data communication for the public;

“Infrastructure Service”

Providing another licensee or a licensee for broadcasts with the option to use the network, for the purpose of implementing telecommunications operations, including broadcasts, and for the purpose of providing telecommunications services thereby;

“Domestic Fixed Line Telecommunications Services”	Fixed line infrastructure, transmission, data communications and telephony services;

“Licensee Services”	Services which the Licensee is entitled to supply pursuant to the License;

“Basic Services”	The telecommunications services detailed in Appendix D’;

“Control”

The ability to direct the activities of a corporation, whether alone or jointly with others or by means thereof, whether directly or indirectly, by virtue of the holding in the means of control therein or in another corporation, including ability deriving from the articles of association of the corporation by virtue of a written, oral or other form of contract, or an ability deriving from any other source, except for ability deriving solely from fulfilling the function of an officer in the corporation;

Without derogating from the generality of that stated, a person shall be deemed to have control of a corporation if he holds fifty percent (50%) or more of any means of control in the corporation, or if he has the ability to prevent the making of business decisions in the corporation, except for decisions dealing with the issue of means of control in the corporation or decisions dealing with the sale or liquidation of most of the business of the corporation or a substantive change therein, as well as rights vested in the minority by virtue of the law;

It is presumed that a person controls a corporation if he holds the largest portion of any means of control whatsoever;

The “Minister”	The Minister of Communications, including anyone to whom he has delegated his authority in whole or in part, in the matter of this License;

“Resident”	As defined in the Population Registration Law, 5725 – 1965[6];

“Transmission”

The transfer of electromagnetic signals, including optical signals or a sequence of bits between certain points, between the telecommunications facilities of licensees, including broadcasting licensees, with the exception of end equipment;

“Telecommunication Infrastructure Regulations”

The Communications Regulations (Telecommunications and Broadcasts) (Procedures and Conditions for Obtaining a General License for the Provision of Domestic Fixed Line Telecommunications Services), 5760 – 2000[7]

[6] Code of Laws 5725, p. 270; 5755 p. 180.

[7] Compendium of Regulations, p. 886; 5762, p. 787.

“Supervisory Regulations”	The Telecommunications Regulations (Supervision of the Operations of the Licensee), 5746 – 1986[8].

“Data Communications”	The transmission of information and software other than speech between end equipment units, including computers; for the purposes of this definition:

“Information” – Data, characters, concepts or instructions, except for software, expressed in computer reading language, which are stored in a computer or in another means of storage;

“Computer” – A device that operates by means of software to implement the arithmetical or logical processing of data, and its peripheral equipment, including a system of computers;

“Software” – A group of instructions expressed in a computer reading language which can cause the functioning of a computer or the implementing of an action by a computer;

1.2

Words and expressions in the License that have not been defined in Section 1.1 or anywhere else in the License, shall have the meaning as stated in the Law, in the Telecommunication Infrastructure Regulations, in the Ordinance or in the Interpretation Law, 5741 – 1981[9] (hereinafter – the “Interpretation Law”), unless implied otherwise by the language of the text or the context.

2.	Interpretation

2.1

The headings of the sections in this License have been provided solely to facilitate reading and they may not be used for the purpose of interpreting or explaining the content of any of the License conditions.

2.2

In any case of a dispute regarding the interpretation of a provision of the License, including a prima facie discrepancy between the various provisions of the License or between the provisions of the License and another administrative provision given under the Law or the Ordinance, the Minister shall determine the interpretation of the provision, or shall decide in the matter of settling said discrepancy, after the Licensee has been given a suitable opportunity to voice its arguments.

[8] Compendium of Regulations 5746, p. 362; 5754, p. 778.

[9] Code of Laws 5741, p. 302; 5754, p. 358.

2.3	The provisions of the Interpretation Law shall apply, mutatis mutandis, to the interpretation of this License.

3.	The “blue pencil” principle

3.1

A cancellation or determination regarding the nullity of a condition of the License shall apply only to that condition or part thereof, as the case may be, and it shall not serve, per se, to infringe the binding validity of the License or of any other condition therein, unless the cancellation or nullity necessitates another meaning.

Part B – Provisions of Law and Administrative Provisions

4.	Application of laws and provisions

4.1

In all matters pertaining to the establishment, maintenance and operation of the Network, as well as implementation of telecommunications operations and the provision of telecommunications services, the Licensee shall act pursuant to the provisions of the License and pursuant to the following:

	(a)	The provisions of the Law and the Ordinance and the secondary legislation thereunder;
(b)

Administrative provisions, including an administrative provision signed on January 15, 2002, regarding granting the option of use, which were given pursuant to the Law, the Ordinance or secondary legislation thereunder;

	(c)	International treaties to which Israel is a party, concerning telecommunications and radio.

4.2

Any law, administrative provision and treaty, as stated in section 4.1, shall apply to the Licensee as these shall be valid from time to time, including remedies for the breach thereof, and the provisions of the law as stated shall be considered to be an integral part of the terms of the License.

5.	Obligation under any other law

5.1

To preclude doubt, nothing in the granting of the License shall serve to exempt the Licensee from fulfilling an obligation pursuant to any other law, including the obligation to obtain any license, permit, authorization or consent pursuant to any law.

Chapter 2 - The License – Scope, Validity and Cancellation

Part A – Scope and Validity of the License

6.	Scope of the License

6.1

Subject to the provisions of the License and its conditions, the Licensee shall establish, maintain, develop and operate the Network, and shall utilize it for the purpose of implementing telecommunications operations and for the purpose of supplying telecommunications services as specified in the License;

6.2	Subject to the provisions of the license and its conditions, the Licensee shall provide recipients of its services with the services specified in Appendix D;

6.3

Subject to the provisions of the License and its conditions, the Licensee shall be entitled to permit another to implement telecommunications operations through its facilities, insofar as these shall be required for the purpose of receiving the services of the Licensee.

6.4	This License cancels and replaces the licenses granted to:

(a) Telecom Zahav 2001 Limited Partnership on March 6 2002

(b) Domestic Operator Limited Partnership on March 17 2002

(c) Matav Infrastructures 2001 Limited Partnership on March 27 2002.

6.5	The Licensee shall provide its services in the Service Area pursuant to the License provisions and pursuant to any law.

6.6

The Licensee shall not implement telecommunications operations and shall not provide telecommunications services unless it has been permitted to do so in the framework of the License or in the framework of another license, pursuant to the Law or the Ordinance.

7.	Non-exclusivity

7.1	To preclude doubt, the Licensee shall not have any exclusivity whatsoever in provision of its services.

8.	License period

8.1	The License shall be valid for a period of twenty (20) years, commencing on the determining date (hereinafter – the “First Period”).

For the purposes of this section, the “determining date” – the date on which a bank guarantee is given to the Ministry in accordance with the provisions of the Telecommunications Infrastructure Regulations, providing that this is produced within twenty (20) dates of the date of granting the License.

In this License, the determining date shall be considered to be the date of granting the License.

8.2	The Minister shall be entitled to extend the validity of the License for additional periods of ten (10) years each, in accordance with that stated in section 9 (hereinafter – “Additional Period”).

9.	Extending the License period

9.1

The Minister shall be entitled, at the request of the Licensee, to extend the validity of the License for an additional period, after weighing the considerations specified in Article 4 (b) of the Law, including all of the following:

	(a)	The Licensee fulfilled the conditions of the License to the satisfaction of the Minister;
	(b)	The Licensee fulfilled the provisions specified in section 4.1;
	(c)	There was no act or omission in the activities of the Licensee that served to harm or restrict competition in the telecommunications field or in the broadcasting field;
	(d)	The Licensee acted diligently to improve the scope, availability and quality of the telecommunications services, and to update the Network technologically;
(e)

The Licensee is capable of continuing to provide telecommunications services at a high level and is capable of making the required investments for the technological updating of the Network and to improve the scope, availability and quality of the telecommunications services.

9.2	The Licensee shall submit its application to extend the License period within forty five (45) days preceding the period of eighteen (18) months before the date of expiry of the License.

9.3	The Licensee shall attach to its application a summary report including the following:

	(a)	A report compiling all the annual reports that the Licensee submitted pursuant to this License between the date of commencement of the License and the date of submission of its request;
	(b)	Comparison of the data specified in the report for each year with those specified for the preceding year as well as explanations of unusual changes in the data;
(c)

A review of the measures, the actions and the investments taken or implemented by the Licensee to improve the scope, availability and quality of the telecommunications services and for the technological development and updating of the Network.

9.4	The summary report pursuant to section 9.3 shall contain up-to-date details and shall be made in the form of an affidavit.

9.5

For the purpose of examining the request of the Licensee to extend the License period, the Minister shall be entitled to demand that the Licensee produce, within a period to be determined and in a manner to be determined, any information and document, and without derogating from the generality of that stated, the Minister shall be entitled –

(a)

to demand that the Licensee attach to the summary report any document for the purpose of verifying the data specified therein, to complete the report or to provide any additional data that was not included therein;

(b) to summon the Licensee to appear before him to respond to questions or to present documents in its possession or in its control connected with the data in the report;

(c)

to demand that the Licensee submit to him an engineering plan describing its plans for the technological updating of the Network and for the advancement of its services in the course of the first five (5) years of the Additional Period;

(d)

to demand that the Licensee present to him a business plan including pro forma reports, balance sheets and cash flow reports for the first five (5) years of the Additional Period, and to give clarifications regarding the planned investments and the manner of financing them.

9.6

The Licensee shall fulfill every demand as stated in section 9.5; should the Licensee be required to appear before the Minister, the CEO of the Licensee or the CEO of the General Partner or anyone they have empowered therefor in writing shall appear.

9.7	Should the Licensee not respond to the demand or the summons as stated in section 9.5 at least twice, the Minister shall be entitled to reject its request to extend the validity of the license.

9.8	The conditions of this License, including any change thereto shall apply to the Additional Period.

10.	Notification of the Minister regarding extension of the License validity

10.1	The Minister shall notify the Licensee in writing of his decision regarding the request to extend the License validity, no later than a year before the end of the License period.

10.2

Should the Minister decide to reject the request, after the Licensee has been given a suitable chance to bring its arguments before him, he shall so notify the Licensee in writing, giving reasons for the rejection.

11.	End of the License period

11.1

Should the License period end pursuant to section 8.1, or an Additional Period pursuant to section 8.2,and the validity of the License is not extended, or the License is canceled pursuant to section 13, the Minister shall be entitled:

(a)

to instruct the Licensee to continue operating the Network and to provide its services pursuant to the License for a period that shall be determined (hereinafter in this section – the Period of the End of the Service), until completion of the processes of transferring the Network and the rights and obligations of the service recipients to an alternative licensee, as stated in section 11.2; the Period of the End of the Service shall not exceed, in any case, three (3) years from the date of the instruction.

(b)

should the Licensee not fulfill the instructions of the Minister pursuant to subsection (a) and after the Licensee has been given a suitable opportunity to voice its arguments, to appoint a trustee for the purpose of managing the Network and its operation until a license shall be given to an alternative licensee.

11.2

During the Period of the End of the Service and if an alternative licensee, one or more, has proposed purchasing the Network and the rights and obligations of the service recipients, the Licensee and the alternative licensee shall negotiate for the purpose of the purchase of the Network as stated at its financial value and as a going concern; should said licensees not reach an agreement within six (6) months from the end of the License period, and should the parties not have appointed an agreed-upon arbitrator, the conditions for the purchase of the Network shall be determined pursuant to the principles stated by an arbitrator who shall be appointed by the chairman of the Auditors Council, pursuant to the request of one of said licensees.

11.3

The arbitrator shall give his decision after hearing said licensees and giving them a chance to bring their arguments before him; the decision of the arbitrator shall be given no later than three (3) months from the date of his appointment.

11.4	In this section, Alternate Licensee – a party that has satisfied the Minister that it is qualified to receive a Telecommunication Infrastructure license if the Network is handed over to it.

Part B –  Changes in the License Conditions and Cancellation Thereof

12.	Changes in the License conditions

12.1

The Minister shall be entitled, at any time, to change the conditions of the License, to add to them or to detract from them; in this matter, the considerations mentioned in Article 4 (e) of the Law, inter alia, shall be taken into account, as well as the need for adaptation to the changes in international and Israeli regularization and standardization in the field of telecommunications and broadcasting.

12.2	The Minister shall act pursuant to his authority, as stated in section 12.1, after the Licensee has been given a suitable opportunity to voice its arguments.

12.3

The Minister shall be entitled, at the request of the Licensee, to change the conditions of the License, to add to them or to detract from them, and in this matter, the provisions of section 12.1 shall apply.

13.	Cancellation of the License

13.1

The Minister shall be entitled to cancel the License if one or more of the causes specified in Article 6 of the Law shall exist, or the provisions of Regulation 23 of the Telecommunication Infrastructure Regulations shall cease to exist in the Licensee, including the following:

(a) The Licensee did not fulfill the provisions of the Law, the Ordinance or the secondary legislation thereunder;
(b) The Licensee has breached a substantive condition of the License, including the following:

(1)

The Licensee is not fulfilling its obligations regarding the deployment of infrastructures and the supply of service to all those who request it in the bounds of the Service Area, or regarding the service quality requirements set forth in this License;

(2) The Licensee is not fulfilling the provisions of the License regarding ownership of the infrastructure pursuant to section 21.1.
(3)

The Licensee is not fulfilling the provisions of the License regarding the obligation of reciprocal connection pursuant to section 63 or regarding the provision of infrastructure services pursuant to section 68;

(4) The Licensee is not fulfilling the provisions of the license regarding implementation of the numbering plan pursuant to section 54;
(5)

The Licensee did not pay the full royalties, the monetary sanctions or other payments imposed upon it under law or the Ordinance at the time appointed therefor by law, in the License or in an instruction given to it in this matter;

(6)

The Licensee is not fulfilling the instructions regarding operation of the Network in time of emergency pursuant to section 69, is not providing services to the Security Forces pursuant to section 70 and Appendix H’, or is not fulfilling the security provisions pursuant to section 71 and Appendix G’;

(7)

The Licensee did not provide or did not extended a guarantee as required, or did not supplement the amount of the guarantee to the original guarantee amount, in a case in which the guarantee was exercised in whole or in part.

	(c)	The Licensee breached a condition of the License that is not a substantive condition and did not remedy the breach within a reasonable time as instructed by the Minister;
(d)

The Licensee did not begin to provide one of its services pursuant to that set forth in the License or it ceased, restricted or delayed provision of one of its services unlawfully or in contravention of the License;

	(e)	One or more of the qualities that qualified it to be a Licensee ceased to exist in the Licensee, including:

(1) The Licensee ceased to be a company duly incorporated in Israel;
(2) Israeli citizens and residents therein ceased to hold, directly or through a corporation controlled by Israeli citizens and residents, at least 20% of each one of the means of control in the Licensee;
(3)

The CEO, a director who has been given implementational powers or a majority of the directors in a company that is the Licensee, or the holder of a corresponding office in another corporation that is the Licensee are not Israeli citizens or residents;

(4)

An officer in the Licensee was convicted of a crime, whose nature, severity or circumstances render him, in the opinion of the Director, unfit to serve as an officer in the Licensee and he continues to serve in his position despite the demand of the Director that he cease to do so;

(5)

The Licensee, a parent company or subsidiary of the Licensee or an officer in the Licensee are not upholding the provisions of sections 28 or 30 regarding the prohibition on cross-ownership and the prohibition on harming competition;

	(f)	Means of control in the Licensee or control therein were transferred in contravention of that stated in sections 20, 26 or 27, or in contravention of the provisions of any law;
(g)

The Licensee did not disclose, to the Minister or anyone acting on his behalf, information in its possession which it was obligated to disclose by virtue of the provisions of this License or pursuant to law, or the Licensee knowingly provided incorrect information to the Minister or to anyone acting on his behalf.

13.2

Should the Minister learn that the cause of the cancellation, in the circumstances of the matter, does not obligate cancellation of the License, the Minister shall give the Licensee a suitable opportunity to remedy the act or the omission which constitutes cause for cancellation.

13.3

The Minister shall notify the Licensee, in advance, of his intention to cancel the License; he shall state in the notification the cause therefor and shall enable the Licensee, within a period of time that shall be set forth in the notification which shall not be less than thirty (30) days, to voice its arguments with regard to the cause of cancellation, whether in writing or orally, according to the circumstances.

13.4

The Minister shall be entitled to summon the Licensee to appear before him and shall be entitled to require that it respond to questions, present documents or provide him with information, data, and documents as this shall be required for the purpose of clarifying the cause of cancellation.

13.5

Should the Minister learn that the cause of cancellation justifies cancellation of the License, the Minister shall be entitled to cancel the License by notification that shall be delivered to the Licensee (hereinafter – the “Cancellation Notice”).

13.6	In the Cancellation Notice, the Minister shall set forth the date on which cancellation of the License shall come into effect.

13.7

The Licensee shall continue to provide the services until the end of the date set forth by the Minister in the Cancellation Notice and shall fulfill the provisions of the License and any instruction giving to it by the Minister in this matter.

14.	Other remedies

14.1

In addition to his authority to cancel the License as stated in section 13, the Minister shall be entitled, upon the existence of the causes specified in section 13.1, to restrict or to stipulate the License, to change its conditions or to exercise  the guarantee given by the Licensee to ensure fulfillment of the conditions of the License, in whole or in part. The procedure specified in the matter of cancellation of the License shall apply, mutatis mutandis, to the restriction or stipulation of the License, and to exercise of the guarantee.

Part C – Structural Separation in Provision of Services

15.	Definitions

15.1	For the purposes of this part:

“Other Licensee”	–	including licensee for broadcasts;

“Internet Subscriber”	–	anyone connected to an Internet provider by means of the Network and cable modem;

16.	Obligation for structural separation from the Broadcasting Company

16.1	The Licensee shall maintain a structural separation between itself and the Broadcasting Company in the format specified below:

(a)

At least half of the members of the Board of Directors of the General Partner shall not serve as directors of the Broadcasting Company, and at least one director in the General Partner shall not have any connection with the Licensee and an interested party therein;

(b)

After 12 months have elapsed from the date of the granting of the License, and from time to time thereafter, the Minister shall conduct an examination regarding the scope of the required structural separation between the Licensee and the Broadcasting Company while addressing, inter alia, the state of competition in the market, the question of implementing the merger between the broadcasting companies or companies connected thereto, the scope of revenues, the scope of services and the scope of activities of the Licensee; the Licensee shall provide the Minister with any information or data that shall be required for the purpose of conducting the examination; in view of the results of the examination and no later than three months from the inception date thereof, the Minister shall, after giving the Licensee a suitable opportunity to voice its arguments, state his decision regarding the relationship between the Licensee and the Broadcasting Company as stated in section 18, and the License shall be amended accordingly.

16.2

Without derogating from the continued application of the provisions of section 16.1 (a), should an additional general license be granted for the provision of cable broadcasts on the Network or should the number of Internet subscribers reach 350,000, or should the number of telephone lines operated by the Licensee reach 250,000, the Licensee shall implement a structural separation between itself and the Broadcasting Company in the format specified below:

(a)

Separation between the management of the Licensee and the management of the General Partner, and the management of the Broadcasting Company, including everything connected with the business system, the financial system and the marketing system; for the purpose of this section, the “Management of the Licensee” and the “Management of the General Partner” do not include the Board of Directors of the Licensee or the General Partner.

(b)	Separation between the assets of the Licensee and the assets of the Broadcasting Company, subject to section 21.1.

(c)

The Licensee and the General Partner shall not employee employees of the Broadcasting Company, and the Broadcasting Company shall not employ employees of the Licensee and employees of the General Partner.

(d)

Without derogating from the obligation of the Licensee pursuant to section 19.2 to determine rules and procedures regarding maintaining the confidentiality of commercial information, and the obligation of an employee of the Licensee, pursuant to said section, to maintain the confidentiality of commercial information, the Licensee and the General Partner shall not employee anyone serving as a director in the Broadcasting Company if, in the framework of the employee’s position in the Licensee or in the General Partner, he is liable to have access to commercial information on the licensee competing with the Broadcasting Company (hereinafter in this section – “Competitor”);

In this matter –
“Commercial Information” – data on a competitor which is not in the public domain and which pertains to one of the following:

(1)	Customers;
(2)	The structure of the system of telecommunications facilities, its deployment, the technology by which it operates;
(3)	Plans for the expansion of the system of telecommunications facilities, changes therein and the operation of new services by means thereof;
(4)	The quantity, type and objective of telecommunications messages moving through the Network;
(5)

Other marketing or technological plans or activities, information on which was given to the Licensee or the General Partner by a competitor, or other business activities, information on which was classified by a competitor as confidential information.

17.	Obligation of structural separation from an Internet supplier

17.1

The Licensee shall maintain a structural separation between itself and an ISP which is a company connected with it in the format specified, mutatis mutandis, in subsections 16.1 (a) and 16.2 (a), (b), (c) and (d).

18.	Structural separation

18.1

Subject to sections 16 and 17, the Minister shall be entitled, after having suitably invited the Licensee to voice its arguments, to set forth additional restrictions and conditions in the License regarding the relationship between the Licensee and companies connected with it, including with regard to the staffing of  positions and appointing officers, transferring information, the existence of separate corporations or a separate accounting system between activities, and regarding technological, geographical or commercial restrictions in infrastructure deployment or in the provision of services.

18.2

Should the Minister see that special circumstances exist making it possible, and after he is convinced that this will not serve to harm competition in the field of telecommunications and broadcasting, he shall be entitled, pursuant to a written request from the Licensee, by way of a license amendment, to determine qualifications to the obligation for structural separation set forth in this Part, under the conditions that shall be determined.

19.	Prohibition on preference

19.1

Without derogating from that stated in Chapter 4 – Part F in the matter of “Use of Frequencies in the Network”, the Licensee shall not discriminate and shall refrain from giving preference to a company connected with it over another licensee in providing service, including in the matter of payment for the service, terms of the service, availability of the service, provision of information pertaining to the service, and in any other manner.

19.2

The Licensee shall determine procedures and rules for maintaining the confidentiality of commercial information and the prohibition on transferring same to a connected company which is competing with another licensee, to which said information relates; these procedures shall set forth, inter alia, restrictions regarding distribution of information in the Licensee and access thereto by employees who are not designated to handle the commercial information in the framework of their jobs; for the purposes of this subsection, “Commercial Information” – as defined in section 16.2 (d).

Chapter 3 – Ownership, Assets and Means of Control

Part A – Restrictions on Transfer of the License and its Assets

20.	Prohibition on transfer of License

20.1	The License, including any of the rights conferred therein, may not be transferred, encumbered or attached.

20.2

Notwithstanding that stated in section 20.1, the Minister shall be entitled, in special cases, and after having weighed the considerations specified in Article 4 (b) of the Law, to permit transfer of the License, in the course of structural changes, provided that he is convinced that all the conditions existing in the transferor exist in the transferee licensee; the Minister shall be entitled to make said transfer contingent upon conditions that must be fulfilled before or after the transfer.

21.	Ownership of the Network

21.1	The Licensee shall be the owner and operator of the Network in accordance with the following format:

During the transfer period, pursuant to the agreement between the Licensee and the Broadcasting Company, the Licensee shall have the exclusive right to use, operate, maintain, develop, and improve the Network, and to implement therein any act pursuant to this License and pursuant to the Law;

At the end of the transfer period, the full ownership in the Network shall be transferred to the Licensee;

For the purposes of this matter – the “Transfer Period” – the period from the date of the granting of the License to a date that shall be no later than the end of two years from the date of the granting of the License, or if a merger has taken place between the broadcasting companies, from the date on which the merger shall be implemented, whichever is the earlier of the two.

21.2

Without derogating from that stated in section 21.1, the Licensee shall be entitled to contact the Minister in writing, during the License Period, to request that it be permitted to make use of the telecommunications facilities of another licensee, including by way of the rental or purchase of services. For the purposes of this matter – a permit that was valid immediately prior to the granting of the License, shall be deemed a permit granted pursuant to this section.

21.3

In granting a permit as stated in section 21.2, the Minister shall consider, inter alia, the need to ensure competition in the field of telecommunications and in the field of broadcasting, as well as the level of the services therein, taking into consideration the interest of the public and the interests of the licensees relevant to the matter.

21.4

In granting a permit pursuant to section 21.2, the Minister shall be entitled to stipulate conditions, including with regard to the scope of use of the telecommunications facilities of another licensee, the period of the use and requirements regarding infrastructure development by the Licensee.

21.5

The Licensee shall be entitled to make use of the telecommunications facilities of the Security Forces for the purpose of supplying services to the Security Forces, subject to an agreement with the Security Forces or anyone acting on their behalf.

22.	Restrictions on transfer of the License assets

22.1

The Licensee shall not be entitled to transfer to another or to encumber any of the license assets, including by way of pledge, without the prior written consent of the Minister and in accordance with the conditions determined by him; the Minister shall consent to the transfer or encumbrance of any of the License assets to a third party, if he learns that the Licensee has ensured that exercise of the rights by the third party would not in any way impair the provision of the Licensee’s services, as long as the Licensee is obligated to provide the services pursuant to the provisions of the License, including that provision of the Licensee’s services shall not be impaired or restricted in accordance with the conditions set forth in the License, including conditions pertaining to the level, scope, availability and quality of the services, and that the possibility of renewal of these services shall not be impaired if they had been restricted or ceased prior to exercise of the rights in the License assets.

22.2

Notwithstanding that stated in section 22.1, the Licensee shall be entitled to encumber any of the License assets in favor of a banking corporation operating lawfully in Israel for the purpose of obtaining bank credit, provided that it has given the Director advance notice regarding the intended encumbrance and provided that the encumbrance agreement includes a section under which the banking corporation undertakes that exercise of the rights thereby shall not cause any impairment whatsoever of provision of the services pursuant to this License; for the purposes of this section, “Banking Corporation” – as defined in the Banking Law (Licensing), 5741 – 1981[10].

22.3

The encumbrance of one of the License assets, implemented lawfully or pursuant to a franchise prior to the granting of the License, shall be deemed an encumbrance made pursuant to the License, until the end of the encumbrance period.

22.4	The provisions of section 22.1 shall not apply to the sale of items of equipment at the time of implementing an upgrading procedure, including the sale of equipment, as stated, by the trade-in method.

[10] Code of Laws 5741, p. 232, 5756, p. 318.

23.	Provision of service by means of another

23.1

Should the Licensee wish to provide one of its services, in whole or in part, by means of another acting on its behalf, which is a licensee, it shall contact the Director and request his approval therefor; the Licensee shall attach to its request the agreement between itself and the other licensee; authorization as stated shall not be required for an engagement between the licensee and a person engaging in the sale or installation of End Equipment.

23.2

The Director shall be entitled to approve or reject the request, or to make his approval contingent upon conditions that must be fulfilled, including amendment of the agreement as stated in section 23.1 above; the Director shall consider, inter alia, to what extent the terms of engagement with the other licensee ensure the maintaining of fair competition, the level of services to the public, fulfillment of the provisions of the license and the obligations of the Licensee pursuant thereto; the Director shall not approve an engagement with another licensee that contravenes the obligations of the Licensee pursuant to the License.

23.3

The engagement with the other licensee shall not serve to derogate from the obligations of the Licensee and from its responsibility to implement its services pursuant to the provisions of the License, and it shall not serve to derogate from the powers of the Minister, the Director or anyone acting on their behalf.

23.4

The Minister shall be entitled to exempt the Licensee, at its request, from the requirement pursuant to sub-section 23.1 if he sees that this is an engagement which has no concrete effect on implementation of the License.

Part B – Means of Control – Changes and Restrictions

24.	Definitions

24.1	For the purposes of this Part and Part C:

“Holding”

Including acquisition, and the two jointly, as these terms are defined in the Securities Law, 5728 – 1968[11], and including transfer or encumbrance, all without derogating from the definition of “Holding” in section 1;

“Substantive Holding”	The holding of means of control in the Licensee, as a result of which a person becomes an interested party, a party of substantial influence, or holder of controlling interest in the Licensee;

“Substantive Telecommunication Infrastructure company”	A domestic operator or special domestic operator that is a substantive operator in the sector of activity of domestic fixed line telecommunications services.

25.	Details of the Licensee

25.1

Details regarding the legal identity of the Licensee, its incorporation, holders of controlling interest therein, holders of substantial influence therein, interested parties therein, officers therein, are specified in Appendix A to the License; the Licensee shall provide the Director, at the beginning of January each year, within the updated Appendix A.

25.2	The Licensee shall report to the Director in writing of any change in the information contained in Appendix A, no later then the end of twenty one (21) days from the date of the change.

26.	Substantive Holding

26.1	No person shall hold a substantive holding without receiving the approval of the Minister therefor.

26.2	A person shall not transfer means of control in the Licensee if, as a result thereof, the transferee shall hold a substantive holding, without receiving the approval of the Minister therefor.

[11] Code of Laws 5728, p. 234; 5763, p. 70

26.3

Any party holding means of control in the Licensee or constituting an interested party therein, shall not be entitled to encumber them in such manner that exercise of the encumbrance shall cause a substantive holding by the creditor, unless the encumbrance agreement includes a restriction under which the encumbrance cannot be exercised without the advance written consent of the Minister. Nothing in the existence of valid encumbrance agreements, to the end of the first encumbrance period set forth therein for the means of control in the Licensee or in an interested party therein, made prior to March 27 2003, which do not included a restriction as stated, shall serve to constitute a breach of this section; for the purposes of this subsection, “Substantive Holding”- holding means of control in the Licensee, as a result of which a person becomes the holder of substantial influence or the holder of a controlling interest in the Licensee.

27.	Transfer and acquisition of means of control

27.1

Should means of control in the Licensee be transferred at a rate that causes a substantive holding, without having received the approval of the Minister, the Licensee shall report this to the Minister in writing immediately after the Licensee learns of the transfer and no later than twenty one (21) business days from said date. A transfer as stated in section 26.2 which was not known to the Licensee, shall not constitute a cause for cancellation of the License pursuant to section 13.1 (f).

Part C – Cross Ownership and Conflict of Interests

28.	Prohibition on cross ownership

28.1	None of the following may exist in the Licensee:

	(a)	An interested party in the Licensee is a substantive telecommunication infrastructure company or parent company, a subsidiary or affiliate of the substantive telecommunication infrastructure company;
(b)

An officer in the Licensee is an officer in a substantive telecommunication infrastructure company, or is an officer in the parent company, in a subsidiary or in an affiliate of a substantive telecommunication infrastructure company;

(c)

Notwithstanding that stated, should other restrictions appearing in subsection (a) be fulfilled, they shall not be deemed a breach of one of the License conditions, as long as the Licensee, alone or jointly with the parent company, subsidiary or fellow subsidiary does not hold a monopoly in the sector of activity of fixed line domestic telecommunications services.

28.2

Any of the following may not exist in the licensee, unless the Minister is convinced, pursuant to a written request, that approval of the request would advance competition in the telecommunications field or in the broadcasting field or that it is for the good of the public:

	(a)	An interested party in the Licensee is a telecommunication infrastructure company which is not a substantive telecommunication infrastructure company;
(b)

A party with substantial influence in the Licensee is an interested party in a substantive telecommunication infrastructure company, or an interested party in the party with controlling interest of a substantive telecommunication infrastructure company, or a partner company or and associated company of a substantive telecommunication infrastructure company;

	(c)	Two or more parties with substantive influence in the Licensee are general operators in the same sector of activity, or they have substantive influence in operators as stated.

29.	Provision of service in cooperation with another

29.1

Should the Licensee engage in an agreement to implement a telecommunications service or a telecommunications operation in cooperation with another licensee, or with a licensee for broadcasting, a copy of the agreement shall be transferred immediately after signing to the Director.

29.2

The Licensee may engage with another licensee in mutual backup agreements to ensure continuity of service, in everything pertaining to an operation or service identical to the operation or service implemented by the Licensee. The Licensee shall inform the Director of any backup agreement as stated.

30.	Prohibition on impairing competition

30.1

The Licensee, any party in which the Licensee is an interested party or an officer in the Licensee shall not conduct any activity by way of act or omission, and shall not be a party to any agreement, arrangement, or understanding whatsoever, which are intended or which are likely to reduce or impair the competition in the field of telecommunications or in the field of broadcasting;

30.2

Should the Minister see that the operations of the Licensee are impairing competition in the field of telecommunications or in the field of broadcasting, he shall be entitled to instruct the Licensee, after the latter has been given a suitable opportunity to voice its arguments, of the measures that it must take to prevent the impairment.

Chapter 4 – Development, Maintenance and Operation of the Network

Part A – Establishment and Development of the Network

31.	Development of the Network

31.1

In all matters pertaining to the deployment, maintenance, operation and development of the Network, including its technical quality and the technical quality of its various components, the Licensee shall act in accordance with the provisions of the License and shall fulfill that stated in the engineering plan – Appendix C to the License.

31.2

The Licensee shall comply with all the rules and specifications set forth by the Ministry, as well as standards determined by standardization organizations in Israel and around the world, or by other international organizations in the wireless and telecommunications field and in any other field, as these shall pertain to the establishment, maintenance, operation and development of the Network, and to the services provided or designated for provision by means thereof.

31.3

The Licensee shall take steps to establish the Network for the purpose of providing its services in accordance with the milestones detailed in Appendix B’. The deployment of the Network, for the purpose of providing infrastructure services to a general licensee for cable broadcasts at every site in the service area, shall be implemented in such manner as to enable compliance with the provisions of section 60.3.

32.	Change of plans in the course of establishment and development

32.1

Should it become apparent to the Licensee that a need has arisen to deviate from the engineering plan in a manner that could have a substantive effect on the provision of services, it shall notify the Director to that effect in writing, it shall specify the substance and nature of the change in the engineering plan and it shall attach the updated engineering plan to the notification.

33.	Means of caution and safety, and prevention of nuisance

33.1

The Licensee shall implement the deployment and development works of the Network while taking suitable safety measures at the worksite to prevent injury and damage to people and to property, and to prevent nuisance to the public; should the Licensee be required to implement excavations,  it shall do everything possible to prevent damage to subterranean systems, including telecommunications networks, and for this purpose it shall obtain every permit required pursuant to any law, including an excavation work permit pursuant to Article 53B of the Law.

33.2	Upon completion of the deployment and development work, the Licensee shall clean the worksite and shall return the site to its previous state.

34.	Intersecting electricity and telecommunications lines

34.1

Where electricity lines or electrical facilities exist at a worksite, the obligations imposed pursuant to the Telecommunications and Electricity Regulations (Proximity and Intersection between Telecommunications Lines and Electricity Lines), 5746 – 1986[12] shall apply to the Licensee.

[12] Compendium of Regulations 5746, p. 595; 5750, p. 131.

Part B – Supervising Network Development Work

35.	Report on development work

35.1

The Licensee shall submit to the Director, for a period of five years from the date of granting the License and thereafter as requested by the Director, annual reports in which will be specified Network development work implemented during the period of each report. The report shall be submitted by March 31st of each year. The Director shall be entitled to instruct the Licensee with regard to the format for submission of said reports.

35.2

The reports shall include a comparison of implementation of the engineering report against the planning for each report period and explanations of deviations or changes that occurred in the implementation compared with the plan, if any.

36.	Provision of information and documents

36.1

The Licensee shall provide the Director, upon his demand, with any information and documents on implementation of the Network development work, at the time, in the format and in the manner instructed by the director.

36.2	For the purpose of this section and section 37, “Document” – includes any information stored in a computer, in a database or stored on magnetic or optical media or any other electronic media.

37.	Supervision of development work

37.1

The Director shall be entitled to supervise, by himself or through another acting on his behalf, the actions of the Licensee pertaining to implementation of the Network development work; for the purpose of implementing the supervision, the Director shall be entitled to enter, at any reasonable time, the worksite, the Network facilities and the offices of the Licensee for the purpose of conducting measurements and examinations and for the purpose of perusing any plan or document pertaining to implementation of the deployment and development work, or for the purpose of copying plans and documents.

37.2

The Licensee shall cooperate with the Director in everything pertaining to implementing the supervision of the development work, and without derogating from the generality of that stated, it shall allow him entry into the work sites and its facilities, it shall enable perusal and copying of any document, plan and specification, and it shall supply him with any information that he shall request.

38.	Rectifying faults and defects in the Network development

38.1

The Director shall be entitled to notify the Licensee in writing of faults, defects and discrepancies found by him in the Network and development work, on the basis of reports, documents, and information submitted by the Licensee, on the basis of measurements and examinations conducted by him or on the basis of complaints from the public.

38.2

Should the Licensee receive notification as stated in section 38.1, it shall inform the Director, on the date set forth in the notice or within fourteen (14) days from the date of receipt of the notice, of its response to that stated therein and the actions that it has taken or is about to take for the purpose of rectifying the faults, the defects or the discrepancies.

Part C – Technical compatibility

39.	Compatibility tests

39.1

The Director shall be entitled to determine items of equipment whose installation in the Network shall not be implemented before the implementation of compatibility tests; for the purpose of this section, “Compatibility” – as appears from that stated in section 40; should the Director decide as stated, the items shall not be installed before implementation of compatibility testing of said items.

40.	Responsibility for compatibility

40.1	The Licensee is responsible for the Network and the equipment installed in the Network fulfilling at least the following requirements:

(a) Technical compatibility with the properties detailed in the manufacturer’s specifications relating to said item of equipment;
(b)

Technical compatibility with the Israeli telecommunications network, such that the Network shall enable reciprocal connectivity with other public telecommunications networks in Israel in such a manner as to enable proper communication, including all the services supporting the service, charging the subscriber, clarification of subscriber complaints and command and control of the service given to service recipients by means of other telecommunications systems, pursuant to the provisions of Part G with regard to numbering and the provisions of Part I with regard to reciprocal connectivity and use;

(c) Support for end equipment pursuant to the provisions of section 82, all in accordance with Israeli standards and the technical requirements determined by the Director.

Part D – Inspections and Maintenance

41.	Definitions

41.1	In this Part:

“Periodic Inspection”	Inspection of the Network or any part thereof conducted pursuant to the provisions of the License at set intervals and at least once every year;

“Special Inspection”

An inspection of the Network or any part thereof conducted due to a maintenance or repair operation, as a result of electromagnetic interference, malfunction, clarification of a complaint, a technological change, a change in the engineering plan and so forth, conducted at the initiative of the Licensee or at the demand of the Director;

“Regular Inspection”	Inspection of the Network or any part thereof, conducted on a regular basis.

42.	Implementation of inspections

42.1

The Licensee shall conduct periodic inspections of the Network, all in the format and at the inspection points as specified in the engineering plan and shall furnish the inspection results on demand by the Director within 30 days from the date of the demand.

42.2

The Licensee shall establish and operate a control system for constant monitoring of Network operations and for ongoing inspection of the good working order of the Network, and it shall conduct in an ongoing manner regular inspections of the Network or any part thereof as required, pursuant to the inspections plan set forth in the engineering plan.

42.3	The Director shall be entitled to instruct the Licensee to conduct a special inspection; the Licensee shall conduct said inspection in the format and on the date determined by the Director.

42.4

The Director or anyone empowered therefor on his behalf shall be entitled to conduct inspections by himself insofar as he shall deem this to be necessary; the Licensee, after prior coordination, shall afford the Director or anyone empowered therefor on his behalf, access to the facilities and to the equipment and shall place at his disposal inspection equipment that is in its use.

43.	Log of inspections, malfunctions and maintenance

43.1	The Licensee shall maintain a log of inspections and malfunctions and maintenance (hereinafter – “Maintenance Log”) in which details of the Network malfunctions and inspections shall be recorded.

43.2

The Licensee shall maintain the maintenance log in its offices, shall enable the Director or qualified representative acting on his behalf to peruse it at any time, to examine or copy it in any manner whatsoever, and it shall be submitted for the perusal of the Director upon demand.

44.	Repair of faults and defects

44.1

The Director shall be entitled, after having given the Licensee a suitable opportunity in the circumstances of the matter to voice its arguments before him, to notify the Licensee in writing of faults and defects that he has found which impair the level of service given to its service recipients and the survivability and backup level of the Network, and which impair the level of safety or cause interference in other lawfully operating systems, all based on observation of the Network performance, complaints from service recipients, inspections conducted by him or on the basis of inspection reports, documents and information provided to him by the Licensee.

44.2	The Director shall be entitled to instruct the Licensee regarding the dates by which the Licensee must repair the faults and defects.

44.3

Should the Licensee receive notification as stated, it shall inform the Director, within the time set forth therefor in the Director’s notification, of repair of the faults and defects, with the details requested by the Director.

Part E – Use of Frequencies in Wireless Segments

45.	Definitions

45.1	In this Part, the “Director” – a senior assistant director for spectrum administration and frequency licensing in the Ministry, or an equivalent officer in the ministry that replaces it.

46.	Allocation of frequencies

46.1

The Licensee shall be entitled to operate wireless telecommunications facilities only on frequencies approved for it by the Director in individual licenses and in the framework of the rules and restrictions as instructed by the Director, all pursuant to the Ordinance and the Charter.

46.2

The Director shall be entitled to instruct the Licensee with regard to restrictions, inter alia, on operating wireless telecommunication facilities on certain frequencies and in defined geographic areas or with regard to restrictions on operating wireless telecommunication facilities on the permitted frequencies for use in parallel with operators of other services or in coordination with them, all pursuant to the instructions of the Director.

46.3	The Licensee shall pay frequency usage fees and operating and licensing fees, all as required by law.

46.4

The Director shall be entitled to allocate to the Licensee alternative frequencies instead of the allocated frequencies; should the Director determine alternative frequencies as stated, the Licensee shall, at its expense, make the necessary changes to the Network to adapt it for use of the alternative frequencies by the date determined by the Director.

46.	Restriction on use of frequencies

47.1

The Licensee shall make use of the frequencies providing as these are used for supplying its services. The Licensee shall not be entitled to transfer the right to make use of frequencies for other uses or for the use of others.

47.2

The Licensee shall make use of frequencies in accordance with the instructions of the Director; the Director shall determine his instructions in this matter based, inter alia, on use of frequencies by other entities and on the plan derived from the preparations for a state of emergency or a special situation in the home front.

47.3

The Licensee shall not be entitled to make use, for the purpose of providing its services, of the frequencies detailed in the orders setting forth non-applicability of the Ordinance, unless it has received the advance, written authorization of the Director, and under the conditions determined by the Director.

48.	Safety in the use of frequencies and preventing interference

48.1

The Licensee shall establish and operate the Network pursuant to all laws, including the provisions of the Pharmacists’ Regulations (radioactive elements and their products) 5740 - 1980[13] (hereinafter: the “Pharmacists’ Regulations”), and shall take whatever steps are required to obtain a permit under any law. In the matter of the Pharmacists’ Regulations the Licensee shall take, inter alia, the following steps:

	(a)	Coordinate its actions with the supervisor of environmental radiation in the Ministry of the Environment (hereinafter: the “Supervisor”), and follow his instructions;
(b)

Submit to the Supervisor, on demand, a risk assessment report; should the Supervisor so instruct, establish systems or sites only after receiving the Supervisor’s authorization; after operation of systems or sites, implement measurements as instructed by the Supervisor; a system or site not meeting the Supervisor’s demands shall not be operated;

(c)

Bear the relative share of the costs of preparing a national outline plan for communications facilities, pursuant to the provisions of the Planning and Construction Law 5725 - 1965[14], together with other operators, as provided in this matter pursuant to any law.

48.2

The Licensee shall submit to the Director, during January of each year, an updated annual report with regard to the wireless telecommunications facilities it operates, including, inter alia, the location of the facility, transmission and reception frequencies, betterment of antennas, height of antennas, transmission capacity and transmission bandwidth; however, in certain cases the Director shall be entitled to demand at any time that the Licensee submit to him, within five (5) days, an updated report regarding operation of wireless telecommunications facilities, radio channels and use of frequencies.

48.3

The Licensee shall establish and operate the Network in such a manner as to prevent reciprocal interference between it and other legally operated systems; without derogating from the generality of that stated, the Licensee shall take, inter alia, the following steps:

	(a)	Before operating any wireless component in the Network, implement tests and measurements to prevent electromagnetic interference;
(b)

Should the Licensee find that electromagnetic interference is anticipated, or should interference be detected during operation, it shall act immediately, and no later than 24 hours after detection, to coordinate a solution to prevent such interference and to prevent its recurrence. In the absence of a solution, the Licensee shall apply in writing to the Director, or to a person appointed by him for this purpose, to find a reasonable solution to the issue;

[13] Compendium of Regulations 5740, p. 992; 5757, p. 706
[14] Code of Laws 5725, p. 307; 5763, p. 192

(c)

Cooperate with other operators in the event of interference to a legally operating system; should a solution not be found for said interference between systems, the Licensee shall act, after being given an appropriate opportunity to voice its arguments, in accordance with the instructions of the Director with regard to implementing changes in operation of the Network, Network components or use of frequencies, or cease to transmit on certain frequencies throughout the service area or in a particular area;

(e)

Respond immediately, and no later than 24 hours from receipt of a demand by the Director, to all the Director’s demands with regard to dealing with interference and coordination with other licensees or other legally operating entities, in Israel, in the Palestinian Authority and in neighboring countries, submit to the Director all information required for this purpose, implement electromagnetic measurements at the Director’s demand, avoid use of frequencies as determined by the Director and act within the restrictions as instructed by the Director, including with regard to broadcasting capacity on certain frequencies at certain sites, including imposing restrictions with regard to antenna height, antenna betterment, type of antenna, antenna polarity and antenna direction; said coordination shall be implemented by the Licensee at its expense and responsibility, both pursuant to special instructions by the Director and pursuant to the provisions of international charters and bilateral agreements with countries and/or with the Palestinian Authority to which the state of Israel is a party.

48.4

Nothing in the granting of this license, including in approval of the engineering plan, shall serve to confer protection against other electromagnetic generators operating in frequency ranges identical to the frequency ranges permitted for the use of the Licensee or protection against intermodulations caused by lawful operation of the electromagnetic generators, or protection against other electromagnetic generators operating in frequency ranges identical to the frequency ranges permitted for use by the Licensee cooperation with additional entities in  the Licensee, or outside the territory of the state or in territory over which the state has no control, or in space; however, the Director shall do everything in his power to find an appropriate solution for the protection required.

Part F – Use of Frequencies in the Cable System

49.	Definitions

49.1	For the purpose of this Part –

“Channel”	–	Frequency, bandwidth and rate of information in units of Kbps, approved for the provision of a defined service;

“Cable System”	-	The Network, other than wireless telecommunications systems;

“Frequency Map”	–	A table specifying allocation of the channels pursuant to the services of the Licensee, which constitutes part of Appendix C’ - Engineering Plan;

50.	Cable system frequency regime

50.1

Frequencies shall be allocated in the cable system for the purpose of providing the Licensee’s services in accordance with the “frequency map”; should the Licensee request to make a change in the frequency map, both regarding a change in channel and a change in the service provided in the channel, it shall present to the Director, no less than 30 working days  prior to implementation of the change, notification with regard to the change; the notification shall include a description of the change with details of the central frequency and bandwidth of the channel, rate of information in Kbps and any other information required by the Director. For the purpose of this section, exchanging channels used for transmission of legally approved broadcasting stations shall not be considered as a change, providing that the Network capacity available for providing services is not changed as a result of the exchange.

The Director shall be entitled to inform the Licensee that implementation of the change involves the fulfillment of conditions that the Licensee must fulfill before or after implementation of the change, and he shall be entitled to instruct the Licensee not to implement the change, giving reasons for his decision. Should the Director not inform the Licensee as stated, the Licensee shall be entitled to implement the change.

50.2

Without derogating from the provisions of Article 5 (I) of the Law and relating, inter alia, to the provisions of Article 6xxxiv of the Law, the Minister shall be entitled to give instructions, in the regulations or in the License or in administrative instructions, regarding the obligation of the Licensee to designate capacity in the Network for the transmission of the broadcasts or telecommunications services of another, and he shall be entitled to instruct the Licensee to connect to the Network more than one broadcasting station of those who have received a license therefor.

50.3	The allocation of Network channels refers to both downstream channels and upstream channels.

50.4	The principles set forth in this section for the purpose of allocating Network frequencies, shall apply to this entire Part.

51.	Dividing bandwidth among the Licensee’s services

51.1

The Licensee shall insure that bandwidth shall be reserved for the provision of the telecommunications services as set forth in the License in the entire Service Area; the Minister shall be entitled to give the Licensee instructions in this matter, after having given it a suitable opportunity to voice its arguments.

52.	Frequency interference

52.1	For the purpose of this section:

“Field intensity” –	The field intensity flowing from a cable system measured at a distance of ten meters from the cable, at a bandwidth of 100 KHz, fed to an antenna in which the following properties exist:

(1) it is bipolar;
(2) it is a half-wavelength

52.2

The Licensee shall be required to ascertain that the cable system is covered and protected against radiation from other systems, including from other telecommunications facilities, in such manner as to prevent interference with the services provided on the Network.

52.3	The cable system shall not cause electromagnetic interference and the field intensity therefrom shall not exceed the following:

	a.	In the range of frequencies 47 to 68 MHz, 87.5 to 108 MHz, 174 to 230 MHz, and 470 to 86 to MHz – 33 dB µV/m;
	b.	In all the other frequency ranges – 17 dB µV/m.

52.4	No signals shall be broadcast on the cable system in the following frequency ranges:

	a.	121.475 to 121.525 MHz;
	b.	242.975 to 243.025 MHz;

	c.	162.16 to 165.75 MHz;
	d.	806 to 862 MHz; unless the Director has approved in writing the use of this range of frequencies, and pursuant to the conditions set forth.

52.5

The Licensee, after submitting a request and receiving written approval therefor from the Director, shall be entitled to transmit signals on the cable system in the frequency ranges of 136 – 162.16 MHz, 165.75 – 174 MHz and 450-470 MHz, all of part, by the digital method only, at a field intensity not exceeding 5 dB µV/m.

52.6

Without derogating from that set forth in Part E above, the Licensee shall not be entitled to make use of the frequencies detailed in the frequency map for wireless broadcasts, unless it possesses a license pursuant to the Ordinance, including an operator’s license or a trade license, as the case may be.

52.7

With regard to mutual interference between the cable system and other lawfully operating systems, linear or wireless, the provisions of sections 48.3 and 48.4 shall apply, mutatis mutandis, as well as the following:

(a)

Without derogating from the provisions of Part D above, should the Licensee receive authorization from the Director as stated in subsection 52.5, the Licensee shall implement periodic inspections of the cable system pursuant to the provisions of the License, and shall ensure compliance with the conditions detailed in subsections 52.2, 52.3, 52.4 and 52.5.

(b)

Should the Licensee find that electromagnetic interference is expected to lawfully operating systems, or a deviation in field intensity is discovered causing interference as stated, it shall act immediately to prevent interference within 24 hours from the discovery of the deviation and shall amend the deviation within 24 hours of discovery, unless the Director authorizes it to act otherwise.

(c)

Without derogating from secondary section (b), should the Licensee find a deviation from the permitted field intensity, it shall act immediately to correct the deviation and no later than within 6 days of the date the deviation is discovered.

	(d)	Inspection and coordination pursuant to this section shall be implemented by the Licensee, at its expense and at its responsibility.

52.8	(a)

Subsections 52.1, 52.3, 52.4, 52.5 shall become valid when the amendment to the Telecommunications Regulations (standards and specifications of cable networks) 5748 0 1987[15] becomes valid in this regard. Until said amendment, the Licensee shall act pursuant to the provisions of section 52.9.

[15] Code of Laws 5748, p. 134; 5755, p. 1350; It should be noted that the Ministry is currently taking steps to amend said Regulations.

	(b)	The provisions of subsections 52.3, 52.5 and 52.7 shall apply, mutatis mutandis, also with regard to end equipment linked to the Network.

52.9	For the purpose of this section:
“Radiated Power” – the radiant power of a cable system measured in comparison to the power of the broadcasts fed to an antenna in which the following properties exist:

(a) it is bipolar;
(b) it is a half-wavelength
(c) it is connected to an alternate power source
(d) it generates, at a given distance, a field intensity equal to that generated by the system.

	(a)	The Network shall not cause electromagnetic interference and the “radiant power” therefrom shall not exceed the following:

		(1)	In the range of frequencies 47 to 68 MHz, 87.5 to 108 MHz, 174 to 230 MHz, and 470 to 862 MHz – 4 nano watts;
		(2)	In all the other frequency ranges – 1 nano watt.

	(b)	No signals shall be broadcast on the Network in the following frequency ranges:

		(1)	121.475 to 121.525 MHz;
		(2)	242.975 to 243.025 MHz;
		(3)	136 to 174 MHz;
		(4)	450 to 470 MHz;
		(5)	806 to 862 MHz unless the Director has approved in writing the use of this range of frequencies.

Part G’ – Numbering

53.	Definitions

	“Dialing Area”	-	All public exchanges where the connection between subscribers is made without dialing a prefix;
	“National Dialing Area”	-	A prefix and number format defined for a series of telephone numbers allocated for the use of subscribers throughout the country;
	“Geographic Dialing Area”	–

A prefix and number format defined for a series of telephone numbers allocated for the use of subscribers in a contiguous geographic area, which includes settlements pursuant to a map of dialing areas[16].

	“Service Dialing Area”	-	An access code and number format defined for a series of service telephone numbers, allocated for access to a special national telephone service;
	“Range of Numbers”	-	A group of consecutive numbers, intended for use in a geographic dialing area, a national dialing area or a service dialing area;
	“Telephone Number”	-

A group of numbers in a particular order, including area code, which when dialed is intended to enable transmission of a telecommunications message to specific end equipment or to a specific telecommunications service;

	“Access Code”	-

A group of numbers in a particular order, which when dialed enables access to a special telephone service, national or network; dialing additional numbers, as required, is intended to create a connection to the end equipment of the subscriber called;

	“Prefix”	-	A group of numbers preceding the telephone number dialed and serving for general identification of the call destination, such as: dialing area or network of a general licensee;
	“Special Telephone Service”	–	A supplementary or added value service given to subscribers, by means of dialing an access code only or by means of dialing an access code and numbers;
	“Numbering Plan”	-	A plan determined by the Minister for announcing and allocating telephone numbers, determining dialing rules and portability of numbers, or part thereof[17], as revised from time to time;

[16] The map, “The state of Israel – dialing areas and natural areas” – can be found at the Ministry of Communications website: http://www.moc.gov.il

[17] The plan is included in the document “Numbering plan for telephony services and added value services in Israel”, which can be found at the Ministry of Communications website: http://www.moc.gov.il , and in the Director’s instructions issued from time to time.

	“Telephone Number Plan”	-

A plan prepared by the Licensee, pursuant to the numbering plan and the instructions of the Director, for allocating telephone numbers to its subscribers, and including access codes for its services and the services of other licensees;

54.	Acting pursuant to the numbering plan

54.1	The Licensee shall act in accordance with the numbering plan and the instructions of the Director with regard to implementation and application of the numbering plan.

54.2

Should the numbering plan contain no provision with regard to a certain matter and no instruction be given by the Director with regard to said matter, the Licensee shall act in this matter pursuant to standards and recommendations relevant to the numbering plan which have been determined by standardization organizations around the world or other international organizations.

54.3

The Director shall be entitled to limit the Licensee in operating certain groups of numbers, corresponding to a range of numbers, prefixes, access codes or telephone numbers, inter alia in order to lead to efficient utilization of a range of numbers and prefixes or to adapt the use of numbers to the needs of service recipients or to that customary around the world.

55.	Prohibition against transferring telephone numbers and ranges of numbers

55.1

The Licensee shall be entitled to allocate telephone numbers for the use of its service recipients within the range of numbers allocated for its use pursuant to the numbering plan and the provisions of the License.

55.2

The Licensee shall not be entitled to transfer to the use of another numbers or groups of numbers included in the range of numbers allocated for its use, other than when implementing number portability or pursuant to the instructions of the Director.

55.3

The Licensee shall not be entitled to allocate to a service recipient a telephone number that has been allocated to another service recipient, other than a number allocated to a service recipient who has ceased to receive the services of the Licensee and after a reasonable period of time has elapsed, all pursuant to rules to be determined by the Director.

56.	Preparing a telephone number plan

56.1	The Licensee shall prepare a telephone number plan, pursuant to the numbering plan and the instructions of the Director, and shall update it periodically as required.

56.2	Should the Director so request, the Licensee shall produce a telephone number plan for the Director in the format and on the date as instructed by the Director.

56.3

The Director shall be entitled to instruct the Licensee to amend the telephone number plan, wholly or in part, or to make changes therein; the Licensee shall amend the telephone number plan pursuant to the instructions of the Director.

56.4	The Licensee shall act pursuant to the telephone number plan and the instructions of the Director.

57.	Number portability

57.1

Should an instruction be given with regard to the operation of number portability, the Licensee shall act in such a way that every subscriber of another telecommunications infrastructure operator shall be able to become a subscriber of the Licensee or receive services from the Licensee without changing his telephone number, and the reverse; the Licensee shall incorporate in the Network devices to enable application of this property, on the date and by the method determined in the instruction.

57.2

No later than eighteen months from the date of granting the License, the Ministry shall examine the need to give an instruction to apply number portability in the framework of the numbering plan, should it see that this is necessary in order to promote competition in the field of telecommunications infrastructures.

58.	Telephone number plan and mutual connectivity

58.1

The Licensee shall report to all other licensees regarding changes in the telephone number plan which may affect mutual connectivity with the public telecommunications network of the other licensee or provision of services to the other licensee.

58.2

The Licensee shall not discriminate in any manner whatsoever between other licensees with regard to application of the telephone number plan and implementation of said duty of reporting, including with regard to scope of information, content, manner of provision and date of report, and shall provide said information in such a manner as to enable other licensees to prepare in a reasonable manner for application of said changes.

58.3

The Licensee shall publish the main points of its telephone number plan, including the rules for dialing to subscribers’ telephone numbers and the access code for services given to subscribers by means of an access code. The Director shall be entitled to give the Licensee instructions regarding the format of said publication.

Part H – License Implementation

59.	Operating the Network

59.1

The Licensee shall set up, maintain and operate the Network all days of the year and all hours of the day, both during peaceful periods and in states of emergency, in accordance with the technical and service quality requirements, and in a manner that shall allow for the proper and orderly provision of the Licensee’s services in the Service Area, in accordance with this License.

59.2

The Licensee shall constantly act to update the Network technology and to expand and improve its performance, in order to meet, in a proper and orderly manner, the needs of the population, the economy and the security of Israel for telecommunications and broadcasting services as these shall be from time to time.

59.3

The Director shall be entitled to determine, from time to time, technical requirements and quality of the service, including regarding the upgrading and updating of the Network and providing innovative technological capabilities.

59.4

Should the Minister see that the Licensee is operating in a manner that might impair provision of telecommunications services or broadcasts in a proper and orderly manner, he shall be entitled to instruct the Licensee, after giving it a proper opportunity to voice its arguments, on measures that it must take in order to prevent the impairment.

60.	Provision of the Licensee’s services

60.1

The Licensee shall provide its services in accordance with the technical and service quality requirements, in accordance with the provisions of the License and the provisions of any law, and subject to the provisions of section 69.

60.2

The Licensee shall provide its services to all who request them throughout the entire Service Area; the Licensee shall provide its services as stated in accordance with the technical and service quality requirements and in accordance with the provisions of law and the License, pertaining to priorities and the availability of its services, insofar as such provisions shall exist, and it shall do so under equal terms and at non-discriminatory rates according to types of service recipients or types of services, irrespective of the location of the party requesting the service or the special cost of providing the services to each service recipient; “Type of Service Recipient” or “Type of Service” – shall mean: a group of service recipients or type of services whose characteristics distinguish them in a practical and reasonable manner from another group.

60.3

When the Licensee commences provision of telecommunications service, the Licensee shall provide this service to everyone who requests it throughout the entire Service Area pursuant to the technical and service quality requirements, at the time set forth therefor in Appendix B. Notwithstanding that stated, a party requesting to become a subscriber of a general licensee for cable broadcasts for the entire Service Area shall be connected within three (3) months of receipt of the request, and in accordance with the provisions of Appendices B and E, whichever is the earlier of the two.

61.	Operation of the service

61.1	The Licensee shall provide its services, at the time and of the quality detailed in Appendix D’ – List of the Licensee’s Services, and Appendix E’ – Level of Service to Subscribers.

61.2

Should the Licensee request to operate a service from the list of future services in Appendix D’, it shall inform the Director in writing thirty (30) days in advance of the date designated for commencement of provision of the service; the Director shall be entitled to require the Licensee to produce a service file, and in this regard the provisions of section 62 shall apply.

62.	Service file

62.1

The Licensee shall inform the Director of any new service not specified in Appendix D’ which it intends to provide to any of the service recipients (for the purpose of this section – the “New Service”), no later than sixty (60) days before the date designated for commencement of provision of the new service. The Licensee shall not be entitled to provide the new service without the approval of the Director.

62.2

Pursuant to the request of the Director, the Licensee shall submit, for the approval of the Director, a service file for the new service; should the Licensee not submit a service file pursuant to the Director’s instruction, or should the Director not approve the service file, the Licensee shall not commence provision of the new service.

62.3

Without derogating from sections 62.1 and 62.2, the Director shall be entitled to demand that the Licensee submit for his approval a service file for an existing service in respect of which no service file was required under said sections, and from the date set forth in the Director’s approval, the Licensee shall supply the service in accordance with the conditions of the approved file.

62.4

The service file shall be submitted to the Director in the format and at the time determined by the Director and it shall include, inter alia, documents describing the service and the manner of its supply and its operation by the service recipient, and presenting the rates therefor and the standards of the technical and service quality requirements relating thereto.

62.5

After its approval, the service file shall be publicized for the public by the  Licensee with the details and in the manner that shall be determined by the Director, and the Director shall be entitled to publicize it himself, provided he does not to publicize it until after commencement of provision of the service.

62.6	Any new service which the Licensee commences providing pursuant to this section shall be considered as part of Appendix D’; Appendix D’ shall be updated from time to time by the Director.

62.7	The provisions of this section shall apply, mutatis mutandis, to testing of the Network.

Part I – Mutual connectivity and use

63.	The requirement of mutual connectivity

63.1	The Licensee Shall act to implement mutual connectivity of the network to any other public telecommunications network.

63.2

Mutual connectivity shall be implemented in a manner enabling the proper and regular transmission of telecommunications messages between the Licensee’s subscribers and the subscribers of the other licensee, and in a manner enabling the proper and regular provision of services by the Licensee to the subscribers of the other licensee and the provision of services by the other licensee to the Licensee’s subscribers.

63.3	Mutual connectivity may be implemented directly or indirectly, by means of a public telecommunications network of another general licensee, providing it enables that stated in section 63.2.

63.4

In mutual connectivity between the Network and another public telecommunications network, the Licensee shall act to establish points of interface between the two networks, for the purpose of providing telephony services in at least two main transit switches; notwithstanding that stated, the Licensee shall be entitled to operate by means of one main transit switch providing that in the event that the number of telephone lines reaches 50,000 two switches are linked up as stated.

63.5	In mutual connectivity between the Network and an international telecommunications system, the Licensee shall act pursuant to the provisions of Appendix F to the License.

64.	Rules regarding the exercise of mutual connectivity

64.1	Without derogating from the generality of that stated in section 63, the Licensee shall act to implement mutual connectivity subject to all of the following:

(a)

The Licensee shall ensure that the technical and operating standards of the Network correspond to the requirements for connection to the public telecommunications network of MRT operators, international operators and other telecommunications infrastructure operators (hereinafter: Other Operator), that the operation of the Network integrates properly with the operation of the public telecommunications network of the other operator and that the mutual connectivity does not impair the proper operation of these systems and proper service to the subscribers.

(b)

The Licensee shall implement the mutual connectivity under equal conditions for all other operators, and shall avoid any discrimination in implementation of the mutual connectivity, including with regard to the following:

(1) Supply of infrastructure facilities and connection services to the Network;

	(2)	Availability of the connection facilities;
	(3)	Method, quality and survivability of the connection;
	(4)	Changes and adaptations of switching[18] in facilities, protocols and points of interface with the Network;
	(5)	Payments for mutual connectivity;
	(6)	Charging and collection arrangements and transfer of information about subscribers;
	(7)	Commercial terms for implementation of mutual connectivity;
	(8)	Transmission of information regarding the Network and changes thereto relating to mutual connectivity;

(c)

The licensee shall make available to the other operator all essential information required by the other operator for providing its services by means of the licensee’s facilities; said information shall be given subject to any law regarding protection of privacy or commercial confidentiality; should the parties not reach agreement regarding the nature and scope of the essential information, the matter shall be decided by the Minister;

(d)

The Licensee shall pass on to the other operator information regarding changes to its Network which may affect mutual connectivity with the public telecommunications network of the other operator, or the mutual connectivity between the public telecommunications networks of the other operators; the Licensee shall provide said information in such a manner as to enable the other operator to prepare in a reasonable manner for application of said changes;

(e)

For the purpose of subsections (c) and (d), the Licensee shall be entitled to make transmission of the information to the other operator conditional on signing an agreement of confidentiality, intended to protect the Licensee’s rights under any law, including commercial secrets, intellectual property rights and so forth, relating to information concerning changes to the Network that are to be given to the other operator;

(f)

The Licensee shall enable its subscribers to receive all the services provided by another operator, and shall enable subscribers of the other operator to receive all the services it provides, providing that receipt of said services is technically possible; the Director shall be entitled, at the written request of the Licensee, to exempt the Licensee from providing the possibility of receiving a service to its subscribers or to the subscribers of another operator, including for technical or economic reasons;

(g)	The Licensee shall give the Director a signed copy of any agreement between it an another operator with regard to mutual connectivity;

(h)

The Licensee shall give the Director, on demand, all information given to another operator pursuant to subsections (c) and (d), and a copy of any agreement to maintain confidentiality pursuant to subsection (e);

[18] Including numbering, as stated in section 66.

(i) The Licensee shall act pursuant to additional instructions determined by the Minister in this matter.

65.	Payment for completion of traffic and mutual connectivity

65.1

Should no regulations be drawn up with regard to payment for mutual connectivity or payment arising from mutual connectivity, the Licensee shall be entitled to demand reasonable and non-discriminatory payment therefor. In the absence of agreement between the Licensee and another operator in this regard, the Minister shall instruct regarding said payment, pursuant to his authority under Article 5 of the Law.

66.	Prohibition against delaying mutual connectivity

66.1

The Minister shall give the Licensee a reasonable opportunity to voice its position in connection with the Minister’s intention to instruct it with regard to the manner and scope of implementing mutual connectivity, with regard to the supplementary actions, services and arrangements for implementing mutual connectivity and with regard to payment for mutual connectivity; should the Minister instruct the Licensee in said matter, the Licensee shall not delay in any manner whatsoever implementation of mutual connectivity and shall uphold its obligations pursuant to the instructions of the Minister in good faith and in proper manner, on the date determined therefor and in full cooperation.

67.	Providing the possibility of use

For the purposes of this section and section 68, “another licensee” – including a licensee for satellite broadcasts and a general licensee for cable broadcasts, as relevant.

67.1	The Minister shall be entitled to instruct the Licensee with regard to providing the possibility of use to another licensee pursuant to his authority under Article 5 of the Law.

67.2

In giving an instruction pursuant to section 67.1, the Minster shall be entitled to determine conditions with regard to the manner of use and supplementary arrangements for the purpose of exercising the possibility of use.

67.3

Should the Minister instruct the Licensee to give another licensee the possibility of using its telecommunications facility, the Licensee shall act in full cooperation and pursuant to the Minister’s instructions, for the purpose of exercising the possibility of use; for this purpose the Licensee shall enable use of its telecommunications facility, including implementation of the connection and adaptation required for its proper and regular use, and pursuant to the Director’s instructions.

67.4

The Licensee shall enable another licensee, on instruction by the Minister, to provide added value services by means of the network; the Licensee shall ensure reasonable and equal conditions for all other licensees in everything relating to provision of added value services by it to the Licensee’s subscribers, including in the matters detailed in section 64, mutatis mutandis.

67.5	The Licensee shall make available to another licensee essential information required by the other licensee for making use of the Licensee’s Network.

67.6

The Minister shall give the Licensee a reasonable opportunity to voice its arguments in connection with the intention to instruct it with regard to providing the possibility of use to another licensee and the conditions therefor, and with regard to payment for providing the right of use; should the Minister instruct the Licensee in said matter, the Licensee shall not delay in any manner whatsoever providing the possibility of use and shall uphold its obligations pursuant to the instructions of the Minister in good faith and in proper manner, on the date determined therefor and in full cooperation.

68.	Infrastructure service for another licensee

68.1

The Licensee shall provide infrastructure service to another licensee, in such manner as to enable the other licensee to provide its services to its subscribers in accordance with the conditions of the License and conditions of the license of the other.

68.2

The Licensee shall provide the other licensee with any type of infrastructure service pursuant to this License or pursuant to an instruction giving by the Minister by virtue of Article 5 of the Law, under conditions that are reasonable and equal for all other licensees, except for special cases that shall be determined by the Minister in advance and in writing; the Licensee shall provide the infrastructure service as stated to every other licensee in a proper, orderly and egalitarian manner, so as not to impair the possibility of fair competition among them.

68.3

The Licensee shall refrain from showing preference to a company with which it is connected over another licensee in the provision of infrastructure service, whether in payment for the service, in the conditions of the service, in the availability of the service or in any other manner.

68.4	The Licensee shall provide the other licensee with essential information that the other licensee requires for the purpose of the provision of the infrastructure service of the Licensee.

68.5

Without derogating from the provisions of section 60.3, in providing infrastructure service to a service provider, the Licensee shall guarantee the service provider compliance with the technical and service quality requirements, in such manner as to allow the service provider to comply with the service level requirements which it has undertaken vis-à-vis its subscribers pursuant to its license and in such manner that shall not discriminate between the subscribers of the Licensee and the subscribers of the service provider.

68.6	To preclude doubt, it is clarified that nothing in the provisions of this section shall serve to derogate from the Minister’s authority pursuant to Article 5 of the Law.

Part J – Operating the Network in a State of Emergency and Security Arrangements

69.	Operating the Network in a state of emergency

69.1

During a state of emergency the party authorized therefor pursuant to any Law shall be entitled to take the required measures to ensure the security of the State or the required measures for maintaining essential services to the public, while giving notice to the Licensee, including instructions regarding operation of the Network and the provision or restriction of services; without derogating from the generality of that stated above, the Licensee shall act pursuant to the instructions and the notifications of those authorized therefor pursuant to any Law, including the government, the Minister, the Director.

For this purpose –

“State of emergency” – including during a period when the national emergency economy is operated, or when there is a communications crisis, or a special home front situation;

“Period of operation of the national emergency economy” – a period when the national emergency economy is operated, pursuant to Government Resolution 1716 of July 6 1986 and Government Resolution 1080 of February 13 2000, and any other government resolution;

“Communications crisis” – the collapse of the telecommunications system, including as a result of a natural disaster, mass catastrophe or security attack, or real fear of such a collapse;

“Special home front situation” – as defined in Article 9C of the Civil Defense Law, 5711 – 1951[19].

69.2

The Licensee shall inform the Head of the Emergency Unit of the name of its representative who is authorized to receive instructions and notifications at any time, twenty four (24) hours a day, in everything pertaining to State of Emergency matters; a first deputy and a second deputy shall be appointed to the representative, and these shall replace the representative during his absence.

69.3

The Licensee shall establish and operate the network in a manner that shall prevent its collapse in a state of emergency, and in a manner that shall enable its operations to be restricted in accordance with these:

(a) In a cross-section of frequency range;
(b) In a cross-section of geographic area;

[19] Code of Laws 5711, page 78; 5758, p. 42.

	(c)	By disconnecting some of the service recipients, according to lists prepared in advance or pursuant to the Director’s instructions;
	(d)	In a cross-section combining cross-sections (a), (b) and (c).

69.4

The Licensee shall prepare in such a manner as to enable the quick and efficient implementation of the restrictions as detailed in section 69.3, by the presence of a trained operator at the sites themselves or by means of remote control of the equipment at the sites from a staffed control facility.

69.5

The Director shall be entitled to determine a detailed procedure regulating the operation of the network in a State of Emergency, which he shall furnish to the Licensee, and the latter shall meticulously fulfill the provisions of this procedure.

70.	Services provided to the Security Forces

70.1

The Licensee shall provide the Security Forces with telecommunications services and infrastructure services, infrastructure set up and maintenance, the supply and maintenance of end equipment, all pursuant to that set forth in agreements that shall be signed between the Licensee and the Security Forces or any one thereof.

70.2

The Licensee shall enable the Security Forces of which it has been notified by the Director in writing to exercise their authority, subject to any law, in regard to any telecommunications activity in the framework of the License and it shall be responsible for the maintenance, good working order and technological compliance of the equipment and the infrastructure required for realizing said implementational capability, all in coordination with the Security Forces and as specified in Appendix H of the License; the Security Forces shall bear the payment pursuant to the provisions of Article 13 of the Law.

70.3

Without derogating from the generality of that stated in sections 70.1 to 70.2, the Licensee shall supply special services to the Security Forces, as specified in Appendix H to the License. The Licensee shall see to it that Appendix H to the License is maintained in accordance with the provisions of the Records Security Procedure of the Israel Security Agency (ISA).

70.4

The Licensee shall act in such manner that each purchase or installation of hardware or software in its telecommunications facilities, except for End Equipment, shall be implemented in full compliance with the instructions given to the Licensee from time to time pursuant to Article 13 of the Law.

70.5	In this section –

	“Hardware” –	Any equipment, facility or device used for telecommunications purposes, including computer hardware or software by means of which the equipment, facility or device is operated;

	“Software” –	As defined in the Computers Law, 5755 -1995[20];

	“Purchase” –	Including rental or an experimental telecommunications facility or upgrading of the telecommunications facility, and including maintenance of hardware or a telecommunications facility.

71.	Security provisions

71.1

The Licensee shall appoint a security supervisor in accordance with the provisions of the Security Arrangements in Public Entities Law, 5758 – 1998[21], and shall meticulously fulfill the security provisions specified in Appendix G to the License.

71.2

The Licensee shall determine suitable provisions in its articles of association, including a parallel document in another corporation, in such manner that shall ensure that the majority of members of the board of directors, as well as the functionaries and officers appointed in Appendix G to the License, shall not be appointed and shall not serve in a function in the Licensee unless they meet the following conditions:

(a) they are Israeli citizens and residents thereof;
(b) they have received security clearance from the ISA under which there is no impediment to this service or to the function as stated.

71.3

The Licensee shall maintain confidentiality with regard to the activities of the Security Forces, and shall act pursuant to the security directives of those Security Forces, including with regard to suitable security classification for officers and functionaries in the Licensee and compartmentalizing information regarding activities pertaining to the Security Forces.

71.4

The Licensee shall take the required measures to protect the Network, the Network components and the databases that serve for provision of the services for operation and control of the Network against unauthorized entities and, inter alia, pursuant to the provision specified in Appendix G to the License.

[20] Code of Laws 5755, p. 366

[21] Code of Laws 5758, p. 348; 5763, p. 681.

Chapter 5 – Providing Services to Service Recipients

Part A – Engaging with Subscribers

72.	The engagement agreement

72.1	The Licensee shall prepare a version of the text of the engagement agreement it intends to offer its subscribers and submit to the Director on demand.

72.2

The conditions of the engagement agreement shall not contradict, expressly or by implication, the provisions of any law or the provisions of the License; nothing in that stated above shall prevent the determination of various provisions in the engagement agreement that are more beneficial to the subscriber than the provisions of the law or the License.

72.3

The engagement agreement shall be made in a form that is convenient and clear to read and understand and it shall set forth prominently every condition or qualification regarding the right of the subscriber to cancel the engagement agreement or regarding the obligation of the Licensee vis-à-vis the subscriber; any stipulation in the engagement agreement shall be set forth expressly and not by way of reference; a copy of the Licensee’s table of rates, as at the date of the engagement, shall be attached to the agreement as an appendix.

72.4

The Licensee shall clearly state in the engagement agreement the indices and quality of service to be supplied to the subscriber, and shall also state the items stated in sections 78.4, 79, 100 and 103.2.

72.5

The engagement agreement shall bring to the attention of the subscriber the fact of the Minister’s authority to instruct the Licensee to change the engagement agreement, and it shall include a clarification whereby the subscriber’s engagement with the Licensee in the engagement agreement constitutes consent to said change.

72.6	The Licensee shall furnish the subscriber with a copy of the engagement agreement and the appendices thereto.

73.	Changing the engagement agreement

73.1	The Director shall be entitled to instruct the Licensee to change the engagement agreement, after having given the Licensee a proper opportunity to voice its arguments.

73.2

Should an engagement agreement be amended pursuant to the instructions of the Director or pursuant to the decision of the Court of Standard Contracts, the engagement between the Licensee and the subscriber shall be made under the amended engagement agreement, effective as of the date of the amendment.

73.3	The provisions of section 72 shall apply, mutatis mutandis, in the matter of the amendment of the text of the engagement agreement by the Licensee.

74.	Connecting subscribers to the Network

74.1

The Licensee shall connect all parties who so request to the Network no later than the date set forth in the engagement agreement with the subscriber, under the rules of level of service pursuant to Appendix E to the License and in accordance with the provisions of section 60, unless a delay in connection has been approved by an exceptions committee pursuant to the provisions of section 131.

74.2	The Licensee shall not stipulate connection of the subscriber on unreasonable, discriminatory or unfair conditions, and without derogating from the generality of that stated:

(a) it shall not obligate the subscriber to purchase from it or from anyone acting on its behalf End Equipment or other equipment;
(b) it shall not obligate a subscriber to receive from it maintenance services for the End Equipment in his possession;
(c)

it shall not restrict the supply of spare parts for End Equipment purchased from it or from anyone acting on its behalf, for the subscriber or for another providing maintenance service for the equipment as stated.

(d) subsections (a) to (c) shall be valid from the end of two years from the date of the granting of the License.

74.3

The Licensee shall not provide any of its services, for consideration or without consideration, nor shall it enable the provision of service by a service provider, which the subscriber has not requested to receive, and it shall not make the provision of one service conditional upon the provision of another service.

74.4

The Licensee shall offer each one of its services without discrimination to any person, whether he is a subscriber of another licensee, including a licensee for broadcasting, or whether he is not the subscriber of another licensee, as stated.

75.	Prohibition against making one service conditional upon another service

75.1

The Licensee shall not stipulate, directly or indirectly, the provision of a service upon the purchase or receipt of another service given by it or by another, or upon the non-receipt of a service given by another, unless it has been permitted to do so by the Minister, pursuant to a request in writing from the Licensee; in this section, “Service” – telecommunications services or broadcasts.

Part B – Level of Service

76.	Cancellation of service

76.1

The Licensee shall be entitled to request that the Minister cancel provision of  telecommunications service due to the technological obsolescence entailed in the provision of said service; in said request the Licensee shall specify the number of service recipients of said service and the measures it intends to take in order to prevent any harm or damage to them; in this section, “Cancellation of Service” – absolute cessation of telecommunications service to all recipients of that service.

77.	Service center

77.1

The Licensee shall maintain and operate a service center and shall publicize its address and the manner of contacting it; the Licensee shall inform the Director and its subscribers of the address of the service center and of any change in its address. Telephone calls to the service center shall be implemented by a network access code or another national code that shall be allocated by the Director, or by dialing a telephone number located in the area code in which the caller is located.

77.2

The service center shall receive the calls of subscribers and applicants in all matters pertaining to the Licensee’s services, including the quality of the service and handling of subscriber billing; the service center shall be open to the public every day of the week except rest days as defined in the Administration of Rule and Justice Ordinance, 5708 – 1948[22].

77.3

The Licensee shall comply with the requirements for the level of services to the subscriber, as specified in Appendix E to the License, in everything pertaining to maintaining and operating the service center.

78.	Ombudsman

78.1	The Licensee shall appoint an ombudsman whose functions shall be as follows:

(a) to examine subscribers’ complaints, including applicants, regarding the services of the Licensee;
(b) to examine subscribers’ complaints regarding bills submitted to the subscriber by the Licensee and to decide in regard thereto.

78.2	The ombudsman shall act pursuant to the policy outlined by the Licensee’s management.

[22] Official Gazette 2, 5708, page 1; Code of Laws 5761, p. 53.

78.3	The Licensee shall give the ombudsman all the assistance he requires to fulfill his function.

78.4

The Licensee shall inform every subscriber of the possibility of submitting complaints to the ombudsman, of his authority and of his address. The content of this subsection shall be included in the engagement agreement.

79.	Settling disputes

79.1

The engagement agreement shall state that any disagreements that arise between the Licensee and a subscriber in everything pertaining to the interpretation or performance of the engagement agreement shall be transferred for the examination of the Licensee’s ombudsman.

79.2	The engagement agreement shall state that contacting the ombudsman pursuant to section 79.1 shall not serve –

(a) to prevent the subscriber from bringing his matter, ab initio, before the competent court;
(b) to derogate from the authority of the Licensee to act pursuant to the provisions of section 92 with regard to cessation or disconnection of service due to a breach of the engagement agreement.

80.	Duty of maintenance

80.1	The Licensee shall be responsible for maintaining the Network.

80.2	The Licensee shall rapidly repair any malfunction in the service provided to the recipients of its services, and shall meet the technical and service quality requirements.

80.3

Should the subscriber purchase End Equipment from the Licensee or from anyone acting on its behalf, the Licensee shall be responsible, without payment on the part of the subscriber, for maintaining the End Equipment during the warranty period which shall not be less than one year and, thereafter, for payment, for the maintenance period defined by the manufacturer, which shall be specified in the purchase agreement for the End Equipment. This section shall apply until the end of two years from the date of granting the License.

80.4

Should the subscriber, for the purpose of receiving telecommunications services, use End Equipment that was not purchased from the Licensee or from anyone acting on its behalf, the Licensee shall not be obligated to maintain this End Equipment, unless agreed between the Licensee and the subscriber.

81.	Call center for repair of malfunctions

81.1

The Licensee shall maintain a regular service to handle subscriber calls regarding malfunctions in receiving its services, and for this purpose it shall operate a staffed center for receiving messages and complaints as stated (hereinafter – “Call Center”), including by means of telephone and facsimile and as specified in Appendix E to the License. Telephone calls to the center shall be made by means of a network access code or other national access code.

81.2

The Licensee shall repair any malfunction regarding which a message was given to the Call Center, within a response time and pursuant to the requirements as specified in Appendix E to the License. Should the location or repair of the malfunction require a visit to the premises of a subscriber or a subscriber of the service provider, the Licensee shall arrange a time for the visit with the subscriber or the subscriber of the service provider, provided that the amount of time which the subscriber is asked to wait on the date arranged with him shall not exceed that specified in Appendix E.

81.3

Should the Call Center receive a complaint of a malfunction that has caused cessation of service or a real impairment of the quality of service, the Licensee shall send a Team of Employees to begin locating the malfunction and taking measures to repair it, all pursuant to the requirements set forth in Appendix E to the License.

81.4

Should the Licensee believe, after investigation, that the source of the malfunction lies with the service provider, the Licensee shall immediately contact the service provider, transfer to the service provider the details of the caller and the malfunction, and inform the caller thereof with a call number. Should a dispute arise between the Licensee and the service provider regarding responsibility for repair of the malfunction, they shall cooperate until the malfunction is repaired.

82.	End Equipment

82.1	The Licensee shall ensure that the Network shall support type-approved End Equipment, and shall enable the provision of the Licensee’s services in a proper manner by means of said End Equipment.

82.2	The Licensee shall act pursuant to the technical and service quality requirements, including for the following purposes:

	(a)	integrating the Hebrew language into End Equipment and services;
	(b)	preventing the interference to other lawfully operating systems;
	(c)	preventing interference from other lawfully operating systems;
	(d)	meeting the requirements of the numbering plan;
	(e)	safety

82.3

The Licensee, pursuant to the Director’s demand, shall conduct inspections without payment to ascertain compliance of End Equipment with Network specifications; inspection of End Equipment as stated shall conclude within fourteen (14) days from the date of receipt of the Director’s demand. Nothing in that stated shall serve to derogate from the authority of the Minister to empower the Licensee to conduct inspections, for payment, for the purpose of obtaining type approval. The Licensee shall give the Director, on demand, the standards and specifications of the inspection for type-approval by the Ministry of anyone acting on its behalf.

82.4

The Licensee shall be entitled, pursuant to a subscriber’s request, to sell, lend or to rent to the subscriber type-approved End Equipment (hereinafter in this subsection – “Sale of End Equipment”), provided that all the following are fulfilled, all as stated in section 74.2:

(a) the Licensee shall not make the provision of its services conditional on the sale of End Equipment or maintenance services for End Equipment, from itself or from anyone acting on its behalf;
(b) the Licensee shall bring to the attention of the subscriber the fact that he is entitled to receive End Equipment or maintenance services from another;
(c) subsection (a) and (b) shall go into effect at the end of two years from the date of the granting of the license.

83.	Access to public emergency services

83.1

The Licensee shall, at any time and without payment, allow its subscribers and casual customers free and quick access to public emergency services (including telephone distress call centers) as instructed by the Director, such as: Magen David Adom, the Israel Police, the Fire Brigade and others, with uniform access codes as determined by the Director, pursuant to the numbering plan.

83.2

The Licensee shall give appropriate publicity to the access codes to the public emergency services, including in a telephone directory, insofar as may be published by it, publicity on the internet and notices on public telephones.

84.	Protecting subscriber privacy

84.1

Without derogating from the provisions of the Law, the Wiretapping Law, 5739 – 1979[23], the Protection of Privacy Law, 5741 –1981[24] or the provisions of any other law regarding protection of a person’s privacy, the Licensee shall not be entitled to listen to the telecommunications messages of a subscriber, including a subscriber of a service provider, without his prior written consent, except for the purpose of controlling the quality of the service or for the purpose of preventing fraud.

[23] Code of Laws 5739, p. 118; 5755, p. 180.

[24] Code of Laws 5741, p. 128; 5760, p. 304.

84.2

Subject to that stated in section 70, the Licensee, its employees, agents and anyone acting on its behalf shall not be entitled to disclose information about its subscribers, including subscribers of a service provider, including lists or documents that contain their name and address, the details of their accounts, their telecommunications messages, the times and destinations thereof or any other information pertaining to them (hereinafter: the “Subscriber Details”) except information given  to any party that the subscriber or a subscriber of the service provider has authorized therefor.

84.3	Notwithstanding that stated in section 84.2, the Licensee shall be entitled to do the following;

(a)  to give the subscriber’s details to a third party for the purpose of collecting monies due from the subscriber in respect of the services pursuant to this License, provided that the transferred information is required for the purpose of collecting monies and drawing up accounts, and the third party has undertaken to maintain the privacy of the subscribers pursuant to any law and to make use the information solely for the purpose for which the information was transferred;

(b) to transfer the subscriber’s details to another, insofar as it has these details, as authorized by law.

85.	Subscriber billing

85.1	The Licensee shall submit to the subscriber a bill in accordance with the provision of Chapter F – Payment for Services, and Appendix E, Level of Serviced to Subscribers.

85.2	The Licensee shall not be entitled to demand any payment whatsoever for submitting a current bill.

85.3	A credit that is due to the subscriber from the Licensee shall be implemented in the subsequent bill, immediately after the subscriber’s entitlement to the credit has been determined, as stated.

85.4	The Licensee shall be entitled to collect payment from the subscriber for its services by means of another.

86.	Information services and directory inquiries for clarifying telephone numbers

86.1

Subject to that stated in Section 84, the Licensee shall provide the general public, itself or by means of another, with an information service for clarifying telephone numbers, facsimile numbers and addresses of its subscribers, to be given without charge by means of at least one of these:

(a) A telephone information service

(b) A telephone directory, to be updated once a year (hereinafter: the “Directory”) and distributed to the public.

86.2

The Licensee shall set forth in agreements with other licensees the methods and rules for providing the information service as part of the mutual connectivity arrangements between the public telecommunications networks; the terms for supplying said service shall be determined by the Licensee, providing that the level of service shall meet the technical requirements and quality of service for supplying information to subscribers as detailed in Appendix E to the license, and that the terms for supplying the service shall be fair and non-discriminatory.

86.3

Should the Licensee publish a directory, the directory may be a common directory to the Licensee and other licensees and it may be published as a series of directories for different geographic regions.

86.4	A subscriber requesting that his details not appear in the directory or information service shall inform the Licensee of this in writing, and the Licensee shall fulfill the request at no charge.

86.5

The Licensee shall supply, without charge, an automatic service with regard to numbers that have been changed and are not included in the telephone directory, for a period to be determined by the Director.

86.6	In this section – “other licensees” – a telecommunications infrastructure company and MRT operator.

86.7

Section 86.1 shall enter into force three (3) months after the date of granting of the License, providing that the number of telephone lines operated by the Licensee has reached 200,000; otherwise the date shall be postponed until said number of lines is achieved.

Part C – Termination or Disconnection of Service

87.	Definitions

87.1	In this Part:

	“Disconnection of Service” –	temporary cessation of telecommunications service to the subscriber;

	“Termination of Service” –	absolute termination of telecommunications service to the subscriber.

88.	Prohibition against termination or disconnection of service

88.1

The Licensee shall not be entitled to disconnect service or to terminate service that it is obligated to provide pursuant to this License, other than in the event of that stated in this Part or that stated in section 69 regarding restriction of service in a state of emergency.

88.2

Should service be disconnected or terminated to the subscriber, who is also a subscriber of a general licensee for cable broadcasts, the continued provision of the services of the general licensee for cable broadcasts to said subscriber shall not be impaired.

89.	Disconnection of service at the request of the subscriber

89.1

A subscriber shall be entitled to request that the Licensee disconnect service for a period that shall not exceed six (6) months (hereinafter – the “Disconnection Period”); the subscriber shall make his request in writing, provided that the Licensee verifies the reliability of the request.

89.2

The Licensee shall disconnect the service no later than two working days after the date set forth by the subscriber in the request; should the subscriber not state a date, the service shall be disconnected no later than two working days after the date of delivery of the notification.

89.3

The Licensee shall renew the telecommunications service that was disconnected at the end of the Disconnection Period; should the subscriber give written notification to the Licensee requesting to renew the disconnected telecommunications service before the end of the Disconnection Period, the Licensee shall renew the service no later than two working days after the date of delivery of the subscriber’s notification.

90.	Termination of service at the request of the subscriber

90.1

A subscriber shall be entitled to request that the Licensee terminate the service; the subscriber’s request shall be made in writing, provided that the Licensee verifies the reliability of the request.

90.2

The Licensee shall cease the supply of its services no later than two working days after the date set forth by the subscriber in his notification; should the subscriber not state a date, the service shall be terminated and the charge in respect thereof shall be terminated no later than two working days after the date of delivery of the notification to the Licensee.

91.	Disconnection or termination of service for a subscriber of a service provider

91.1

Service to a subscriber of a service provider shall be disconnected or terminated pursuant to a written request from the service provider. The Licensee shall disconnect or terminate service as stated within two working days from the date of receipt of the request from the service provider.

91.2

Disconnection or termination of service to a subscriber of a service provider who is also a subscriber of the Licensee or of another service provider, shall not impair the continued provision to the subscriber of the services of the Licensee or of the other provider.

92.	Termination or disconnection of service due to breach of agreement

92.1	The Licensee shall be entitled to disconnect or terminate service if any of the following occur:

(a) The subscriber did not pay a payment that he owes for service that he received from the Licensee, on the date appointed for payment thereof in the engagement agreement;
(b) The subscriber breached a condition of the engagement agreement which has been determined in the agreement to be a substantive condition;
(c) The subscriber is making illegal use or is permitting another to make illegal use of a telecommunications installation of the Licensee or of End Equipment in his possession.

92.2

Service shall only be disconnected and service shall only be terminated in the cases specified in section 92.1 (a) and (b) after the Licensee has given the subscriber advance written notification at least ten (10) days before the date of planned disconnection of the service or termination of the service; the notification shall state that the subscriber is given an opportunity, within a reasonable time to be set forth in the notification, to remedy the act or omission in respect of which the service shall be disconnected or terminated.

92.3	Notwithstanding that stated in section 92.2, the Licensee shall be entitled to disconnect service without providing advanced notification to the subscriber if one of the following occurs:

(a)  The subscriber did not pay, for the third time in a period of twelve (12) months, the payment with which he was charged for the Licensee’s services on the date appointed therefor in the payment notice;

(b) There is a reasonable suspicion of an act of fraud by means of the subscriber’s End Equipment or by means of the characteristics of the End Equipment;

92.4

The Licensee shall be entitled to disconnect service if it becomes clear to the Licensee that the End Equipment, including End Equipment in the use of a subscriber of a service provider, is causing interference in provision of telecommunications services to another or interference in the operation of the Network, provided that the Licensee gave the subscriber or the service provider notice in which it stated the reason for the disconnection and demanded that the subscriber act to repair the End Equipment in such manner as to cease said interference.

93.	Disconnected service due to maintenance operations

93.1

The Licensee shall be entitled to disconnect or temporarily limit services which it is obligated to provide if the implementation of essential Network maintenance or set up operations so requires (hereinafter – “Disconnection Due to Maintenance”), provided that all the following take place;

(a) The duration of the Disconnection Due to Maintenance does not exceed six (6) consecutive hours;

(b)  The number of Disconnections Due to Maintenance does not exceed two (2) in the course of one year. Notwithstanding that stated, in the first two years from the date of the granting of the License, the number of disconnections shall not exceed 4 in the course of one year;

(c) The Director or the relevant service recipients have been given advance notices at least four (4) days before the planned disconnection.

(d)  The Licensee has done everything possible, in a reasonable manner, so that disconnection or limitation of service for the purpose of set up or maintenance work is carried during the hours of the day in which consumption of the service is low.

93.2

The Director shall be entitled to demand of the Licensee a detailed explanation of the circumstances requiring Disconnection Due to Maintenance, and the Director shall be entitled to demand that the Licensee delay disconnection as stated if he realizes, after considering the arguments of the Licensee, that vital public interest requires said delay.

93.3

Should disconnection of service be required for a period of time in excess of six (6) hours, due to the necessity of implementing vital Network maintenance or set up operations, the Licensee shall request in advance the approval of the Director and shall inform the relevant service recipients of the anticipated disconnection. The request shall specify the number of service recipients for whom the service will be temporarily disconnected, the location in which the disconnection is expected, the required maintenance operation and the actions taken by the Licensee in order to accelerate these operations and reduce as far as possible the duration of the service disconnection.

93.4

Should disconnection of service or temporary limitation be urgently required for the purpose of implementing vital and immediate actions, the Licensee shall inform the Director immediately, including by means of telephone, facsimile or e-mail, of the urgent disconnection or limitation.

93.5

Notwithstanding that stated in sections 93.1 and 93.4, the Licensee shall not be obligated to inform the Director or service recipients of Disconnection Due to Maintenance, and disconnection as stated shall not be taken into account in the matter of the number of permitted disconnections pursuant to section 93.1, if one of the following occurs:

(a) the duration of the Disconnection Due to Maintenance does not exceed half an hour;
(b) Disconnection Due to Maintenance, as stated, is implemented between midnight Saturday night or the end of a holiday and 5:00 a.m. the next day.

94.	Disconnection of service due to safety hazard

94.1

Should a hazard to person or property be discovered resulting from End Equipment (hereinafter: “Safety Hazard”), the Licensee shall be entitled to disconnect a subscriber, including a subscriber of a service provider, immediately and without advance warning.

94.2

Should the Licensee disconnect service to a service recipient pursuant to section 94.1, it shall immediately inform the service recipient, including by means of oral notification, notification by mail, telephone, facsimile or email, or notification as stated transferred by means of the service provider of the service recipients; the notification shall explain the cause of the disconnection.

94.3

Should the service recipients notify that the safety hazard has been eliminated, the Licensee shall ascertain that there is no safety hazard and it shall renew the services to the service recipient, no later than the end of the first working day after the day on which the notice of the service recipient was given.

Part D: Miscellaneous

95.	Marketing and collection by means of another

          The Licensee shall be entitled to implement the marketing and collection involved in supplying access service to internet providers by cable modem by means of another acting on its behalf, including Telecom Zahav 2001 Limited Partnership, Domestic Operator Limited Partnership and Matav Infrastructures 2001 Limited Partnership, who were the holders of the telecommunications infrastructure license that was cancelled pursuant to section 6.4, and the broadcasting companies, providing that with regard to the broadcasting companies the Licensee shall be so entitled to act so long as it is not required to implement a structural separation pursuant to section 16.2.

Chapter F – Payment for Services

Part A – General

96.	Definitions

96.1	In this Chapter –

	“Basket of Services” –	A number of telecommunications services provided by the Licensee which are marketed to the subscriber as a package, for which rates are determined pursuant to the provisions of section 98;

	“Comprehensive Rate” –	One rate that encompasses all the types of costs and payments included in a variable payment that the Licensee applies to the subscriber for a particular service;

	“Variable Payment” -	A payment for the use of a telecommunications service according to usage time or volume of traffic;

97.	Types of payments

97.1	The Licensee shall be entitled to collect the following payments from its subscribers:

(a) A one-time installation charge for connecting the subscriber’s premises to the Network for the purpose of receiving the Licensee’s services (hereinafter – the “Installation Fee”);
(b) Payment for connection after disconnection or termination of service;
(c) Payment for installing End Equipment;
(d) Payment for installing additional extensions;
(e) A one-time relocation fee for relocation to other premises;
(f) Payment for the sale, loan or renting of End Equipment;
(g) Regular periodic payment;
(h) Variable payment;
(i) Payment for the Licensee’s services;
(j) Payment for converting the service from one type of service to another type of service, including the installation entailed therein;
(k) Any other payment approved by the Minister or the Director.

97.2

The Licensee shall be entitled to charge its subscribers for a deposit, in an amount that shall not exceed the cost of the End Equipment, for End Equipment that is loaned for the use of the subscriber, and it shall be entitled to deduct an amount of up to 10% from the deposit in respect of each year of loaning the equipment, or part thereof, as stated. The remainder of the deposit, linked to the index, shall be returned to a subscriber who has disconnected from the service.

Part B – Determining Rates and Publicity

98.	Determining price rates

98.1	The Licensee shall determine a rate for each service that it provides to its subscribers; the Licensee shall inform the Director of the price rates as stated, before the rate becomes valid.

98.2

The Licensee shall be entitled to determine baskets of services according to the types of services included in the basket,  periods of time, or according to any other method; the Licensee shall be entitled to determine a separate rate for each one of the services included in a basket or to determine a comprehensive rate therefor.

98.3

The Licensee shall offer, without discrimination, every service and every basket of services under equal conditions and at a uniform rate according to types of subscribers in the entire Service Area; for the purpose of this section, “Type of Subscribers” – a group of subscribers whose characteristics distinguish them in a practical and reasonable matter from another group.

98.4

The Licensee shall enable every subscriber, without discrimination, to transfer from one basket of services to another basket of services offered by the Licensee at that time; the Licensee shall be entitled to determine conditions for implementing the transfer, including regarding payments.

98.5

Should the Licensee engage with a subscriber regarding a particular basket of services, for a defined period of engagement (hereinafter – the “Undertaking Period”), the basket of services and the rates and conditions therefor shall be known and set forth in advance for the entire Undertaking Period; the Licensee shall be entitled to determine, with regard to a basket of services, the various rates which shall apply during the Undertaking Period.

98.6

The Licensee shall not make a subscriber’s transfer from one basket of services to another conditional upon the purchase of another service or End Equipment from the Licensee or from anyone acting on its behalf.

98.7

A basket of services in which payment has been set in installments for End Equipment or for service shall include a payment arrangement in the event that the subscriber requests to be released from said basket or to transfer from said basket to another basket of services, pursuant to the balance of payments that have not yet been paid or pursuant to the remainder of the Undertaking Period.

98.8	For rates which are determined according to the volume of traffic, charges shall be determined as follows:

(a) The rates shall be stated in NIS per one traffic volume unit;
(b) A traffic volume unit shall be measured by the quantity of Bits, Bytes, words or frameworks;

(c) The subscriber shall be charged according to outgoing traffic from the subscriber or according to incoming traffic or both together with each type of traffic costed separately.

98.9

Should the Licensee collect payment from the subscriber for the services of another licensee, it shall do so pursuant to the rates by which by the other licensee offers its services to the public, without any addition, and it shall itemize the debit in the account that it submits to the subscriber, except for services for which the subscriber is charged pursuant to a comprehensive rate.

98.10	The Licensee shall be entitled to determine different rates for different times of the day.

98.11	A charge of a variable payment and for supplementary or added value services shall be made pursuant to the following rules:

	(a)	The Licensee shall not be entitled to charge a subscriber for a call if the communication was not initiated by the subscriber (hereinafter: “Non-initiated Call”);
	(b)	Notwithstanding that stated in sub-section (a), the Licensee shall be entitled to collect payment from a subscriber for a non-initiated call in these cases:
		(1)	A collect call to which the subscriber has given his consent;
		(2)	A call made by dialing a number with a special prefix (free to the caller) allocated to the subscriber pursuant to an agreement with him;
		(3)	A call made by dialing a number with a special prefix (split charge) allocated to the subscriber pursuant to an agreement with him;
		(4)	A call made from the subscriber’s line to another line as a result of activation of the “follow me” service (or similar service) on the subscriber’s line.

98.12

The Licensee shall not be entitled to collect payment from a subscriber initiating a call to the following services: emergency services, collect call services, telephone services that are free to the caller, or the Licensee’s repair service.

98.13	In rates determined according to duration of call, the charge shall be determined as follows:

	(a)	Rates shall be given in NIS per minute and measured in units of one (1) second;
(b)

The duration of the call for the purpose of payment is from the time the connection is made between the subscriber initiating the call (hereinafter: the “Caller”) and the subscriber receiving the call, and until the call is terminated, which is the time when an instruction to terminate the call is received from the Caller or from the subscriber receiving the call; the length of time taken to establish the connection until communication is made, and the length of time of disconnection from the moment the instruction to terminate the communication is received and until this takes place in practice, shall not be included in the duration of the call; for the purposes of this sub-section – the subscriber receiving the call – including voice mail;

(c)

Notwithstanding that stated in sub-section (a), the Licensee shall be entitled to offer its subscribers a basket of services based on a different unit of time, providing that at any time the subscriber shall be entitled to transfer to a basket of services based on a charge per unit of time of one second; the Licensee shall be entitled to determine payment for implementing the transfer; the licensee shall include a provision as stated in the framework of the engagement agreement and shall detail therein the payment involved in implementing said transfer.

98.14

The rate determined by the Licensee for telephony traffic shall be a uniform rate for the same type of call, and it shall be entitled to determine different rates for different types of traffic, including according to different dialing areas and special telephone services to which the telephony traffic is destined, providing that for each type, as stated, a unique prefix or access code is allocated enabling the subscriber to distinguish between the different types of telephony traffic, and that the following rules are upheld:

	(a)	The rate for a call from a subscriber of the licensee to a subscriber of another telecommunications infrastructure company shall be an inclusive rate.
(b)

Should the Licensee allocate telephone numbers to its subscribers on the basis of a geographic dialing area, the call rate paid by the subscriber according to geographic area shall be identical whether the call is to another subscriber of the Licensee or to a subscriber of another telecommunications infrastructure company.

(c)

Should the Licensee allocate telephone numbers to its subscribers on the basis of a national dialing area, the rate for a call from a subscriber of the Licensee to a subscriber of another telecommunications infrastructure company in the same national area shall be identical to the rate for a call between subscribers of the Licensee.

(d)

The rate for a call to a service dialing area, special telephone service and a special national telephone call, other than to services pursuant to section 98.12, shall be the rate for a local call, other than if the Director has authorized the Licensee to charge a different rate to a certain type of service dialing areas, pursuant to the numbering plan.

	(e)	In this section:
“National dialing area”, “geographic dialing area”, “service dialing area”, “access code”, “prefix”, “numbering plan” – as defined in Part G – Numbering;
“Local call” – a call made between subscribers of the licensee within the same dialing area;
“Special telephone service” – a supplementary or added value service given to the subscriber only by dialing an access code or access code and additional number, as necessary;
“Special national telephone service” – a special telephone service given to all subscribers of general licensees.

99.	Publicizing rates

99.1

The Licensee shall make available to any inquirer without charge, on the Internet and in the service offices, full and detailed information regarding the up-to-date rates for all its services; the Director shall be entitled to instruct the Licensee regarding the manner and format for publicizing said rates.

99.2	The Licensee shall note on each account submitted to the subscriber the basket of services according to which the subscriber is charged.

99.3	The Director shall be entitled to demand, at any time, that the Licensee provide him with details of the rates in practice at the Licensee.

100.	Provisions in the engagement agreement

100.1

The Licensee shall include a condition in every engagement agreement stating that in the event of a contradiction between the provisions relating to the rates and to the basket of services specified in the agreements, and the provisions of the License in this matter, the provisions of the License shall prevail, and that the License is available for the perusal of all subscribers at the service center and on the Internet website of the Licensee.

100.2	The engagement agreement shall include provisions as stated in sections 98.4, 98.5, 98.6, 98.7 and 98.9, and a provision regarding the manner of collecting the payment.

Part C – Changes in the Rates

101.	Changing the rates

101.1

The Licensee shall be entitled to change a rate that it has determined, provided that it submits written notification to the Director before the date on which the rate is to go into effect, specifying the new rates; said change shall be subject, mutatis mutandis, to the provisions of Part B; for the purpose of this Part, “Change” – any change in a rate that may serve to increase or to decrease the payment that the subscriber must pay for the Licensee’s services.

102.	Application of increase or decrease in a rate

102.1

Should any rate be changed for the Licensee’s services, as stated in section 101, the change shall not apply to payments for services that the subscriber consumed before the date of inception of the change; the provisions of this section shall not apply in a case of amendment of a rate pursuant to instructions of the Minister under section 105.

Part D – Miscellaneous

103.	Arrears in payments

103.1

The Licensee shall be entitled to charge a subscriber with the payment of arrears interest, linkage differentials and collection costs on payments for its services for which the subscriber has not paid on the date appointed therefor in the engagement agreement between them (hereinafter – the “Date of Payment”).

103.2	The Licensee shall state the rate of arrears interest, linkage differentials and collection charges in the engagement agreement with the subscriber.

103.3

The rate of arrears interest shall not exceed the rate set forth under the definition of “Linkage Differentials and Interest” in Article 1 of the Adjudication of Interest and Linkage Law, 5721 – 1961[25], with the addition of linkage differentials for the period between the due date for payment and the date of actual payment of the stated amount.

103.4

The Licensee shall be entitled to charge a subscriber for payment of collection expenses for a service supplied to the subscriber and which has not been paid on the date determined for payment in the engagement agreement between them (hereinafter: the “Debt”); the fate of collection expenses shall not exceed 10% of the Debt, providing at least fourteen (14) days have elapsed since the due date of payment, except in a case of non-payment due to refusal of the bank or the credit card company to pay a charge which the Licensee has been authorized to collect.

104.	Charging installation fees

104.1

Should the Licensee decide to charge installation fees as these are defined in section 97.1 (a), it shall be entitled to charge subscribers installation fees only for the first connection of the subscriber’s premises to the Network.

104.2	The Licensee shall be entitled to collect the installation fee in a number of payments, on the date and at the rates set forth in the engagement agreement.

104.3

Notwithstanding that stated in section 104.1, the Licensee shall be entitled to collect installation fees from the subscriber after disconnection of service or termination of service pursuant to section 92.

[25] Code of Laws 5721, p. 192; 5761, p. 206.

105.	Impairment of competition or harming consumers

105.1

Should the Minister find, after having given the Licensee a proper chance to voice its arguments, that a rate or payment determined by the Licensee contravenes the provisions of the law or the License, or is liable to impair competition or to harm consumers, the Minister shall inform the Licensee, noting the required amendment, and the Licensee shall act pursuant to the Minister’s instructions and shall provide the Minister with written notification in which the amended rate or payment is specified.

105.2

Should the Licensee charge a subscriber pursuant to a rate or payment that contravenes the provisions of the License and the rate or the payment has been amended as stated, the Licensee shall refund this surplus charge to the subscriber with the addition of linkage differentials and interest as defined in section 103.3.

106.	Preventing fraud

106.1

The Licensee shall take reasonable measures to prevent fraud and shall implement a control and monitoring system in order to ascertain that the services for which the subscriber is charged are actually implemented from the End Equipment connected to the Network by means of the interface on the subscriber’s premises, and shall credit the subscriber with a refund of charges collected from him in respect of services that he did not consume with the addition of linkage differentials and interest as defined in section 103.3.

106.2

The Licensee shall disconnect service at the request of the service recipient after the service center or the Call Center has received notification from the service recipient to the effect that there is a suspicion that another is making unauthorized use of the service by means of the internal wiring in his premises; the subscriber shall be entitled to submit said notification by telephone or in writing, including by fax or by email, and a subscriber of a service provider shall submit the notification by means of the service provider; upon receiving telephone notification or immediately after receiving written notification as stated, the Licensee shall ascertain its credibility and shall disconnect the service; disconnection of service as stated and reconnection shall be implemented without payment.

106.3	The Licensee shall cooperate with other licensees, including a licensee for broadcasting, in locating and preventing fraud.

106.4

The Director shall be entitled to give instructions in the matter of taking measures to prevent fraud, to locate and handle fraudulent acts, and the Licensee shall fulfill the Director’s instructions in this matter.

Chapter 7 –  Payments from the Licensee, Liability,  Insurance and Guarantees

Part A – Royalties and Payments

107.	Payment of Royalties

107.1

The Licensee shall pay royalties as specified in the Telecommunications Regulations (Royalties), 5761 – 2001[26] or any other regulations that shall replace them (hereinafter – the “Royalties Regulations”).

107.2

The Licensee shall pay royalties for periods of three (3) months each, which shall commence on January 1st, April 1st, July 1st, and October 1st, as the case may be (hereinafter –”Quarter”); the payment shall be made within forty-five (45) days from the end of each quarter.

107.3

To each payment of royalties pursuant to this section, the Licensee shall attach a copy of an unaudited quarterly income statement, signed by the Licensee and certified by an accountant. This report shall contain an itemization of the calculation of chargeable income in accordance with the Royalties Regulations, as well as any other item upon which the Licensee based the amount of the royalties.

107.4

Upon the submission of an annual income statement, audited and signed by the Licensee’s accountant (hereinafter – the “Audited Statement”), the Licensee shall submit a statement drawn up by quarters, specifying the reconciliation between the income for which it paid royalties and the income appearing in the Audited Statement (hereinafter – “Reconciliation Statement”).

107.5

Should it transpire that the amount of the royalties that the Licensee is obligated to pay, pursuant to the Reconciliation Statement or pursuant to inspections implemented by the Ministry, is higher then the amount paid by it in respect of a particular quarter, the Licensee shall pay royalty differentials, with the addition of linkage differentials and interest, as specified in the Royalties Regulations.

107.6

Should it transpire that the amount of the royalties that the Licensee has paid is higher than the amount it was to have paid in respect of a particular quarter, the Licensee shall be credited with the amount of the surplus payments. The surplus payments to which the Licensee is entitled shall be offset from the next payment of royalties, with the addition of linkage differentials and interest calculated pursuant to the last index published before the date of the offset as stated.

[26] Compendium of Regulations 5761, p. 958.

108.	Arrears in payment of royalties

108.1

In accordance with the provisions of the Royalties Regulations, the Licensee shall pay linkage differentials, arrears interest, and collection expenses on royalties which were not paid on the date appointed for their payment said regulations.

109.	Manner of payment of royalties

109.1

Royalties and linkage differentials, arrears interest and the collection expenses therefor shall be paid to the Ministry controller by means of a bank transfer or deposit in the Ministry account, as the Licensee shall be informed by the Ministry controller.

110.	Other compulsory payments

110.1	The royalties pursuant to this Part shall be in addition to any other fee, tax or compulsory payment which the Licensee is obligated to pay under the provisions of any law.

111.	Prohibition against offsetting royalty payments

111.1	Pursuant to the provisions of this chapter, the Licensee shall not be entitled to offset any debt that the State owes hit from the royalties payments.

112.	Definitions

112.1	For the purposes of this chapter, “linkage differentials”, “interest” and “arrears interest” – as defined in the Royalties Regulations.

Part B – Liability and Insurance

113.	Definitions

113.1	In this Part:

“Use of the License” –

Installation, development, carrying out, maintenance, updating or operation of the Network, whether by the Licensee or by means of another acting on its behalf, including its employees, its contractors, its agents or its representatives.

114.	Liability of the Licensee

114.1

The Licensee shall bear liability, pursuant to any law, for any case of death, damage, or loss that shall be caused to the body or property of a person, directly or indirectly, resulting from use of the License or in consequence of the use thereof.

114.2

In making use of the License, the Licensee shall take all reasonable measures to prevent damage or loss to the body or property of a person, and should said damage or loss be caused as a result of the use of the License, the Licensee shall repair the damage at its expense and shall compensate the injured party, all subject to any law, except a case in which the Minister has granted the immunities enumerated in Chapter 9 of the Law, in whole or in part.

114.3	To preclude doubt, nothing stated in this section shall serve to impose on the Licensee liability in excess of the tortious liability set forth in torts law or to diminish therefrom.

115.	Immunity from liability

115.1	The Minister shall be entitled to grant the Licensee the immunities enumerated in Chapter 9 of the Law, in whole or in part.

115.2	Should the Minister decide to grant the Licensee immunities pursuant to Chapter 9 of the Law, his decision shall be published in an announcement in the Gazette.

116.	Implementing an insurance contract

116.1

The Licensee shall, at its own expense, implement an insurance contract  with an authorized insurer in Israel, pursuant to the conditions set forth in section 117, and it shall furnish a copy thereof to the Director within ninety (90) days from the date of the granting of the License.

116.2

The Licensee shall indemnify the State for any monetary liability with which it shall be charged vis-à-vis a third party as a result of the use of the License or in consequence of the use thereof. Indemnification pursuant to this section shall be insured by the Licensee with liability insurance, as this is defined in the Insurance Contract Law, 5741 – 1981[27].

116.3

The Licensee shall insure itself, its employees and its contractors against any monetary liability that it may owe pursuant to any law due to damage caused to the body or property of a person as a result of the use of the License or in consequence of the use thereof, and against any loss or damage that shall be caused to the Network.

116.4

The Licensee shall furnish the Director with an opinion from an attorney on behalf of the insurer, confirming that the insurance contract covers everything required pursuant to section 116 and 117 without any stipulation; the Licensee shall attach a copy of the insurance contract and the attachments thereto to said opinion; said documents shall be furnished to the Director within seven (7) days from the date of the signing of the insurance contract.

117.	Conditions regarding the insurance

117.1

The insurance contract shall set forth the insurance period and it shall contain a stipulation that at the end of the period set forth therein the insurance contract shall be automatically extended unless it is canceled as stated in section 117.6.

117.2

The Licensee shall present to the Director, upon his demand, confirmation from the insurer to the effect that the insurance is valid, that there are no arrears in the Licensee’s payments for insurance premiums and that there are no pending notifications regarding cancellation, suspension, restriction, amendment or termination of validity of the insurance contract.

117.3

The insurance contract shall set forth a condition whereby in any case in which the insurer wishes to cancel the insurance contract due to nonpayment of the insurance premiums, it shall be obligated to notify the Director and the Licensee to that effect in advance, no less than ninety (90) days before it intends  actually to cancel the contract (hereinafter in this section – “Cancellation Notice”).

117.4

Should the Licensee receive a Cancellation Notice, the Licensee shall act immediately to remove the cause of the cancellation or it shall act immediately to obtain an alternative insurance contract as stated in section 117.6, and it shall notify the Director of the action it has taken for that purpose; should the cause of cancellation be nonpayment of insurance premiums on the part of the Licensee, the Director shall be entitled to pay the insurance premiums in place of the Licensee, and he shall be entitled to exercise the bank guarantee or any part thereof for the purpose of covering the amounts he expended for that purpose, without derogating from his right to collect them in any other manner.

[27] Code of Laws 5741, p. 94, 5748, p. 216.

117.5	Should the Licensee wish to cancel the insurance contract, it shall notify the Director to that effect at least forty five (45) days before it intends to cancel the contract in practice.

117.6

Should the Licensee agree to cancellation of the insurance contract by the insurer or should it wish to cancel the insurance contract itself, the Licensee shall enter into an alternative insurance contract with an insurer licensed in Israel in such manner that commencement of the validity of the alternative insurance contract shall be simultaneous with expiration of the validity of the previous contract; the new insurance contract shall be submitted to the Director together with an opinion as stated in section 116.4, at least thirty (30) days before commencement of its validity and the provisions of this section shall apply thereto.

118.	Remedy for breach of a condition vis-à-vis insurance

118.1

If the Licensee has not entered into an insurance contract, or should it transpire that the insurance contract it has made has been canceled or has expired, and the Licensee has not entered into an alternative insurance contract as stated in section 117, the Director shall be entitled to engage in an insurance contract in its stead and to pay the insurance premiums, and he shall be entitled to exercise the bank guarantee to cover the amounts he expended for that purpose, without derogating from his right to collect them in any other manner. Nothing in the provisions of this section shall serve to derogate from the authority to cancel, restrict or suspend the License due to nonperformance of the Licensee’s undertaking regarding the insurance contract.

Part C – Guarantee for Fulfillment of the License Conditions

119.	The guarantee and its purpose

119.1	The Licensee shall furnish the Director with a bank guarantee in accordance with the provisions of section 20 of the Telecommunication Infrastructure Regulations.

119.2

The guarantee shall serve to secure fulfillment of the License conditions by the Licensee, to ensure payment of monetary sanctions pursuant to section 113 and compensation and indemnification of the State for any damage, payment, loss or expense that it may incur – directly or indirectly – as a result or in consequence of non-fulfillment of the License conditions, in whole or in part, in timely fashion and in full, or as a result or in consequence of cancellation, restriction or suspension of the License.

119.3	For the purpose of exercise of the guarantee in sections 120, 121 and 123, the “guarantee” – in whole or in part.

120.	Exercising the guarantee

120.1	Without derogating from the generality of that stated in section 119.2, the Director shall be entitled to exercise the guarantee, including in each one of the cases specified below:

	(a)	The Licensee breached a substantive condition of the License;
	(b)	The Licensee did not fulfill its undertakings vis-à-vis the insurance contract, as specified in sections 116 and 117;
(c)

A claim or demand for compensation was filed against the State in respect of damage caused due to breach of the License conditions, due to faulty implementation of the License or due to cancellation of the License, and if expenses were incurred by the State due to said claim or demand; the guarantee shall be exercised to cover the amount of said claim only after a peremptory ruling is issued in said claim. Notification in respect of said claim shall be given to the Licensee immediately upon its receipt;

	(d)	The State incurred expenses or damages in consequence of cancellation of the License;
	(e)	The Licensee did not pay the amount of the royalties, wholly or in part, pursuant to the provisions of the Royalties Regulations and the License;
	(f)	The Licensee did not submit in timely fashion the reports and notifications in accordance with the provisions of sections 128 and 129;
	(g)	Monetary sanctions were imposed on the Licensee and were not paid by the Licensee at the appointed time;
	(h)	The Licensee did not fulfill the provisions of the License regarding the guarantee.

121.	Manner of exercising the guarantee

121.1

The Director shall be entitled to exercise the guarantee, provided that he has warned the Licensee that if, within a specified period of time, the Licensee does not remedy the act or omission which is the subject of the warning, the guarantee shall be exercised.

121.2

Should the guarantee be exercised, the Licensee shall provide a new guarantee, or it shall make the balance up to the amount of the original guarantee, immediately upon receiving the Director’s demand.

121.3

The Licensee shall be entitled to appeal the decision of the Director to exercise the guarantee before the Minister within fifteen (15) days of the date on which the Director’s decision was brought to its attention; should an appeal be submitted, exercise of the guarantee shall be delayed until the decision of the Minister.

122.	Validity of the guarantee

122.1

The guarantee shall be renewed periodically and shall be valid as long as the License is valid, and in the event of cancellation of the License or non-extension of the validity of the license as stated in section 13, for a period of two years from the date of the end of the validity of the License or until the Licensee has discharged all its obligations pursuant to the License to the satisfaction of the Director, whichever is the latest.

122.2

Should the Director see that the Licensee has not discharged its obligations pursuant to the License within sixty (60) days of termination of the validity of the guarantee, the Director shall be entitled to demand that the Licensee extend the validity of the guarantee or furnish a new guarantee for a period determined by the Director, and the provisions of this Part shall also apply to the new guarantee.

122.3

Should the Director see, to his satisfaction, that the Licensee has discharged all its obligations pursuant to the License, including with regard to Period of the End of the Service as defined in section 11, he shall be entitled to give his consent to cancellation of validity of the guarantee before the date as stated in subsection 122.1.

123.	Retaining remedies

123.1	Nothing in the exercise of the guarantee shall serve to derogate from the authority to cancel, restrict or suspend the License.

123.2

Nothing in the amount of the guarantee shall serve to limit the scope of the Licensee’s liability vis-à-vis the State for the full payment of damages incurred by the State, the obligation for which payment applies to the Licensee pursuant to the License or pursuant to any law.

123.3

Nothing in the exercise of the guarantee shall serve to derogate from the possibility of claiming from the Licensee in any other manner payment of damages that it owes pursuant to the License or to claim another remedy pursuant to any law.

Chapter 8 – Supervision and Reporting

Part A – Supervising the Operations of the Licensee

124.	Supervisory authority

124.1	For the purpose of this Part and Part B, the “Director” – as defined in the supervisory regulations.

124.2

The Director shall be entitled to supervise the operations of the Licensee and everything pertaining to implementing the License and to fulfilling the provisions of the Law, the Ordinance or regulations, orders and the provisions thereunder, pursuant to the provisions of the supervisory regulations and the provisions of the License.

125.	Maintaining confidentiality

125.1

The Director and anyone dealing on his behalf with supervisory activities vis-à-vis the Licensee shall not disclose any information or document (for the purpose of this section – “Information”) that has reached them by virtue of their function, to a person who is not qualified to receive it, unless it has been made public or if its disclosure is required for the purpose of implementing their function pursuant to this License or pursuant to any law. The obligation to maintain confidentiality shall apply to everyone who has been given information in accordance with the provisions of this section.

125.2

The Director shall be entitled to provide information to the Anti-Trust Commissioner, to the Consumer Protection Commissioner, to the Central Bureau of Statistics and to any other authority competent to receive the information for the purpose of performing their obligations and implementing their authority pursuant to law.

126.	Entry into premises and perusal of documents

126.1	For the purpose of implementing supervision as stated in this Part, the Director or anyone acting on his behalf in the supervision of the Licensee, shall be entitled:

(a) to enter, at any reasonable time, any facility or office serving the Licensee for the purpose of providing its services pursuant to this License;
(b) to take measurements and conduct inspections;
(c) to instruct the Licensee to take measurements and conduct inspections for the Director, and to report to him on the results thereof;
(d)

to peruse any record, document, plan, book of accounts, ledger, database or computer file of the Licensee or anyone dealing on its behalf with subjects over which the Director has supervisory authority; the Director shall be entitled to examine them and copy them in any manner that he shall see fit.

	(e)	to instruct the Licensee to submit to him, upon his demand, reports for the purpose of setting policy, at the time, in the format and in the manner that he shall determine.

127.	Cooperation

127.1

The Licensee shall cooperate with the Director or anyone acting on his behalf in the supervisory actions in everything pertaining to supervising the Licensee’s operations and, inter alia, shall provide them, upon their demand, with any information in its possession or under its control which they require for the purpose of implementing the supervision.

Part B – Reporting and Rectifying Defects

128.	Submitting reports

128.1	The Licensee shall submit to the Director the reports specified in this Part, in the format and at the times set forth below.

128.2	Each report shall reflect the correct facts which are relevant to the subject of the report, being up-to-date for the period to which the report relates.

128.3

Every report shall be submitted in three (3) copies, printed and arranged in a manner that is easy to read, bearing a date and signed by the Licensee or anyone that it has specially authorized therefor; the report shall be submitted in the format which the Director shall instruct, including with regard to the contents, structure and manner of submission of the report.

128.4

The Director shall be entitled to demand that the Licensee redo or complete a report that it has submitted, including if the Director finds that it is missing required details or details which, in the opinion of the Director, the Licensee should have included in the report.

129.	Types of reports and date of their submission

129.1

Once a year, no later than within the period determined for each report following the end of the calendar year, the Licensee shall furnish the Director with the following annual reports, describing the activities in the period from January to December during the past year:

	(a)	A report on the Network development work, within ninety (90) days, pursuant to section 39;
	(b)	An audited financial statement, signed by an accountant; this statement shall be submitted within one hundred and twenty (120) days from the end of the calendar year.
	(c)	A report on applicants and subscribers, within sixty (60) days – including the following data:
(1) Number of subscribers to each service, divided by types of services and type of subscribers;
(2) Scope of income from each service, divided by types of services;
(3) Number of applicants to connect or disconnect and the number of people waiting for connection t the Network;
(4) Affiliation of subscribers to international operators.
	(d)	A report on use of frequencies in wireless sections, pursuant to section 48.2.
	(e)	An up-dated frequency map (representing part of Appendix C – Engineering Plan)
	(f)	Appendix A updated, at the beginning of January, as detailed in section 25.

129.2	The Licensee shall furnish the Director with the following reports upon his demand:

(a)

Malfunctions report – containing a summary and analysis of malfunctions that occurred in the Network, pursuant to the log of inspections as stated in section 43, specifying the quantity of malfunctions and the cumulative duration of time for malfunctions of any type, analysis of the malfunctions and details of the measures taken to reduce them;

(b)

Inspections report – containing details of results of the inspections conducted on the Network and analysis of the information obtained from the control and monitoring system, pursuant to that stated in section 42.

	(c)	Service quality report – analysis of the Licensee’s compliance with the requirements in Appendix E to the License, during the period of the report;
(d)

Complaints report – with details of complaints submitted by subscribers with regard to the service, including the subject of the complaint, the manner of dealing with it, and details of the actions of the ombudsman;

	(e)	Traffic report – in a format as instructed by the Director;
	(f)	A report on a special incident, as detailed in Regulation 8 of the supervisory regulations;
	(g)	An updated telephone number plan, pursuant to section 56.

129.3	Once every quarter, no later than one month from the end of the quarter, the Licensee shall furnish the Director with the following reports:

	(a)	An unaudited quarterly financial statement, signed by an accountant.
	(b)	An unaudited quarterly income statement, signed by an accountant, showing details of income on which royalties are due.

129.4	The Director shall be entitled to add or deduct periodic, annual or quarterly reports, and to demand that the Licensee submit special reports, as he shall instruct.

129.5

The Licensee shall furnish the Director, upon his demand, any additional data that shall be required for the purpose of supervising the operations of the Licensee and any information required by the Ministry for the purpose of regularizing the field of telecommunications and broadcasting.

130.	Notification of defect

130.1	Should the Director find flaws or defects in the operations of the Licensee, he shall so inform the Licensee in writing.

130.2

Should the Licensee receive notification as stated, it shall submit to the Director in writing, within thirty (30) days from the date of receiving the notification, its response including details of the measures it has taken to rectify the flaws.

Part C – Enforcing Compliance with the License and its Conditions

131.	Exceptions committee

131.1

The Minister shall appoint a committee of three members who shall be authorized to approve an exception for the Licensee to the provisions of sections 31, 60, 68 and 74 regarding the date of connecting applicants, regarding the obligation to connect every applicant or regarding the rate of setup or the date of activation of a service (hereinafter – the “Exceptions Committee”); the Exceptions Committee shall be composed of three representatives of the public, from the fields of economics, engineering or law; one of said public representatives may be a member of the Ministry; the Minister shall appoint the Committee Chairman from among its members; should one of the committee members be prevented from participating in one of its meetings, the Minister shall be entitled to appoint a substitute therefor.

131.2	The Director shall be invited to all the meetings of the Exceptions Committee.

131.3

The Exceptions Committee shall determine its working arrangements and procedures for submitting requests for approval of an exception as stated in section 131.1, and shall inform the Licensee to that effect.

131.4

In accordance with the provisions of Regulation 10 of the Telecommunications Regulations (Franchises) 5748 – 1987[28], the Minister shall be entitled to instruct the granting of reasonable remuneration for the chairman and members of the committee, at a rate to be determined by order of the Minister with the consent of the Minister of Finance.

132.	Deferring an appointed date

132.1	An obligation imposed on the Licensee in this License, for the fulfillment of which a date has been appointed, shall be fulfilled by the Licensee on the appointed date.

132.2

The Director shall be entitled to approve a general request by the Licensee for a deferment of the timetable for implementation of an obligation (hereinafter in this section – “Deferment”) pursuant to the License, for a period that shall not exceed twelve (12) months, if he is convinced that one of the following obtains:

(a) The Deferment derives from a reason that does not depend on the Licensee, and the Licensee has made and is making every reasonable effort to fulfill its obligations;
(b) The Deferment shall enable the Licensee to improve the technology with which its services are provided;

[28] Compendium of Regulations 5748, p. 113; 5762, p. 78.

	(c)	The Deferment shall advance the competition in the field of telecommunications and broadcasting;
	(d)	The Deferment derives from the circumstances entailed in a State of Emergency, as defined in section 69, or from preparations for such circumstances.

132.3

Should the circumstances specified in section 132.2 occur, the Minister shall be entitled, at the request of the Licensee, to enable additional deferments beyond the period set forth in section 132.2, if he is convinced that special circumstances warrant this.

133.	Monetary sanctions

133.1	The Directors shall be entitled to impose on the Licensee monetary sanctions at the rate, at the time and in the manner set forth in Chapter G1 of the Law.

Chapter 9  – Miscellaneous

134.	The License as an exhaustive document

134.1

The rights, obligations and authority of the Licensee in everything pertaining to the setup, implementation and operation of the Network, and the provision of the Licensee’s services, originate in the law and in the License and they derive solely therefrom.

134.2

The Licensee may not claim the existence of any right, obligation, or authority pertaining to that stated in section 134.1 based on information, a promise, undertaking, representation, proposal, publication, protocol, discussion or declaration made beyond the scope of the License, whether in writing, orally or in another manner, whether before the granting of the License or after the granting thereof, excluding written interpretation given by the Minister pursuant to section 2.

134.3	To preclude doubt, nothing in that stated shall derogate from the lawful rights which the broadcasting company had before the granting of the License.

135.	Holding and returning the License documents

135.1

The Licensee shall enable the public to peruse the updated License documents at the service offices and on its Internet website, the Licensee shall be entitled to implement this also by way of referral to the website of the Ministry of Communications so long as the Ministry publishes the License on its Internet website.

135.2	Should the license and its appendices be presented for perusal by the public, the public shall not be enabled to study the following documents:

	(a)	Appendix A – Details of the Licensee;
	(b)	Appendix C – Engineering Plan;
	(c)	Appendix G – Security Provisions;
	(d)	Appendix H – Services for the Security Forces;
	(e)	Appendix I – Bank Guarantee

135.3

The original License documents are the property of the State and they are deposited with the Licensee as long as the License shall be valid; should the License be canceled or expire, the Licensee shall return said documents to the Director.

135.4	The Ministry shall be entitled to publicize the License, other than the appendices specified in section 135.2, at the time and in the manner that it shall see fit.

136.	Reservation of liability

136.1

Nothing in the Minister’s or the Director’s authority to approve or supervise the data pursuant to this License, including the use of said authority, shall impute to them any liability whatsoever imputed under law or the License to the Licensee, and nothing therein shall impair, derogate from, remove, or diminish the liability of the Licensee as stated.

136.2

Any authorization, permit or license given to the Licensee for the purpose of this License or in the framework thereof, whether given before or after the granting of the License, shall not impute to the State any liability vis-à-vis the Licensee.

137.	Manner of sending notification

137.1

Notification pertaining to this License or the implementation thereof shall be given in writing and shall be sent by mail, by messenger or by facsimile; a message sent by mail shall be presumed to have reached its destination by the end of forty eight (48) hours from the time of its submission for dispatch. The sender shall verify, with the addressee, receipt of notification sent in another manner as stated.

137.2	Any notification from the Licensee to the Minister shall be delivered through the Director.

137.3

The address of the Licensee for the purpose of receiving notifications pursuant to this section is: 25 Hasivim St., Kiryat Matalon, Petach Tikva 49170; the Licensee shall inform the Director of any change occurring in said address.

138.	Activities in the area of the civil administration for Judea, Samaria and Gaza

138.1

The Minister shall be entitled to set forth in the License instructions regarding the implementation of telecommunications operations and the provision of telecommunications services that are required for the purpose of providing broadcasts to Israeli citizens and residents in Israeli settlements in Judea, Samaria and the Gaza Strip, after having given the Licensee a proper opportunity to state arguments before him.

List of Appendices

Subject	Page

Appendix B – Service Area and Milestones in Provision of Services

Appendix D – List of the Licensee’s Services

Appendix E – Level of Services for the Subscriber

Appendix F – Rules of access to international telecommunications services

Appendix B – Service Area and Milestones in Provision of Services

1.	Service Area

The Service Area of the Licensee shall include all areas of the franchise that were included in all franchises of companies linked with the Licensee which were franchisees and which operated during the franchise period as three brands; in this matter, “Franchise Area” shall be as defined in the first Addendum to the Telecommunications Regulations (Franchises) 5748 – 1987[29].

2.	Milestones in provision of the services

With regard to the provision of telecommunications services, other than infrastructure services for a general licensee for cable broadcasts, the following provisions shall apply:

In this section, “Date of Granting the License” –

a.

With regard to the services that were included in the telecommunications infrastructure licenses of Matav Infrastructures 2001 Limited Partnership, Telecom Zahav Limited Partnership and Domestic Operator Limited Partnership – March 27 2003.

	b.	With regard to services added in this license – the date of granting this license.

		1)	Commencement of provision of service in the Service Area – no later than 12 months from the date of granting the License.

		2)	Provision of all the services offered to all who request them in all towns numbering over 10,000 residents – no later than 24 months from the date of granting the License.

		3)	Provision of all the services offered to all who request them throughout the entire Service Area – no later than 36 months from the date of granting the License.

		4)	With regard to future services and new services, the provisions of this section shall apply, mutatis mutandis, as of the date of approval of the service.

[29] Compendium of Regulations 5748, p. 113; 5762, p. 612

c.

To preclude doubt, and in accordance, inter alia, with sections 68, 83 and 84 in the body of the License, it is clarified that the above milestones are subject to the duty of egalitarianism and non-discrimination, i.e., when service is provided in a particular town, it must be provided to all who request it in an equal and non-discriminatory manner.

Appendix D – List of the Licensee’s Services

1.	General

1.1	This Appendix describes the services of the Licensee, with a brief description of each service.

1.2

The provision of each service includes initial installation / operation services, maintenance and upkeep, including identifying and repairing malfunctions, and operating a center for receiving notification of malfunctions, relocation, transfer to another or change of name, temporary termination of the service and its renewal afterwards, and withdrawal of service, as the case may be.

1.3

The services of the Licensee shall support the parameters for communications services which have been determined by the Ministry and the international standardization organizations; service quality indices shall be as stated in Appendix E – Level of Services for the Subscriber, and Appendix C – Engineering Plan; should service quality indices have been determined in the service file approved by the Director, these shall replace that stated in this Appendix regarding that service.

2.	List of services

2.1	Basic services

No.	Name of service	Description of service	Start of provision of service	Indices for service quality	Comments
1.	Basic telephone

Telephone calls to and from subscribers of the Licensee to any  other suitable telephone or end equipment in another public telecommunications network, in Israel or the world (by means of an international operator)

			Within 12 months of the date of granting the license	According to service quality indices for telephony service	Bifilar analogue interface, PRA interface, IP interface, other suitable interface or Soft Phone software application.
2.	Videophone	Combined telephone and video calls to and from the Licensee’s subscribers to subscribers of another public telecommunications network, in Israel and the world (by means of an international operator)	In the future	According to service quality indices for telephony service

Bifilar analogue interface, PRA interface, IP interface, other suitable interface or Soft Phone software application. Videophone – dependent on the subscriber having access to the appropriate end equipment.

3.	Access to emergency services	Free call to the emergency services set forth in the numbering plan, such as Police, Fire Brigade and Ambulance	Within 12 months of granting the license	According to service quality indices for telephony service	The caller will be directed to the emergency call center according to the definition of the emergency service provider and location of the subscriber
4.	Infrastructure service – distribution of cable broadcasts	Use of the Licensee’s infrastructure by a general licensee for cable broadcasts	Existing	In accordance with the general license for cable broadcasts and the terms of the license
5.	Access to ISPs	Providing a subscriber with access service to ISPs at various speeds as detailed in section 3	Existing	Average data transfer rate (including during peak hours) according to class of service as defined in section 3 of the Appendix.	Access by means of cable modem; selection of ISP by the subscriber; the data transfer rate shall be stated in the subscriber’s engagement agreement, in accordance with his order.
6	Data communications	Data transfer by interfaces suitable for communication between computers, based on IP infrastructures	November 2003	Pursuant to service quality indices for data communications services	Different rates; various communications regimes – synchronous and asynchronous. PTP and PTMP services. PTP and public telecommunications network switching services. Various levels of service quality.
7.	Digital transmission	Broadband PTP lines by digital interface, with a variety of transmission rates and interfaces.	November 2003	Pursuant to service quality indices for transmission services	Different rates
8.	Optical transmission	Broadband optical link in an optical interface with a variety of possibilities	November 2003	Pursuant to service quality indices for transmission services	Single wavelength, number of wavelengths or dark fiber. Switched or direct. Controlled or non-controlled. PTP and PTMP services.
9.	Video distribution	Transmission of visual signals with a variety of possibilities.	On granting the License.	Pursuant to service quality indices for transmission services	A variety of methods of encoding and interface. Switching or direct. Controlled or non-controlled. PTP and PTMP services.

10.	Private and virtual data communication network VPN	A private and virtual network in the public telecommunications network for data transfer, in interfaces appropriate to communication between computers, on the basis of IP infrastructures.	In the future	Pursuant to service quality indices for transmission services	Various communications regimes – synchronous and asynchronous. Varied levels of service quality. A variety of services at level 2 and 3 of OSI model.
11.	Disaster recovery

Backing up organizational applications – operating a server with the standard organizational applications and databases, operating as a “shadow” of the organization’s existing systems and capable of replacing them at short notice.

			In the future	Pursuant to service quality indices for internet services
12.	Remote access to an organization network	Providing access for subscribers to link up to a private network	In the future	Service quality indices as relevant – telephony services or internet services

The service shall be given in a number of options, including: access by means of internet; access by cable modem; access by means of the telephony network; or by means of a modem over the telephony network.

2.2	Supplementary services

No.	Name of service	Description of service	Start of provision of service	Indices for service quality	Comments
1.	Call waiting	Sound indicating to a telephone subscriber that there is a second incoming call	In the future	Pursuant to service quality indices for telephony services
2.	Permanent blocking of call waiting	Permanent blocking of the call waiting service	In the future	Pursuant to service quality indices for telephony services
3.	Temporary blocking of call waiting	Blocking the next telephone call from the sound indication of the call waiting service	In the future	Pursuant to service quality indices for telephony services	By dialing the appropriate code from the end equipment
4.	Follow me	Referral of an incoming telephone call to a different telephone number, permanently, when the number is engaged or when there is no reply, as chosen by the subscriber	In the future	Pursuant to service quality indices for telephony services	Pursuant to instructions from the end equipment (the appropriate code for operation and another code for cancellation)
5.	Repeat dial

When making a telephone connection, on receipt of an engaged or call waiting signal, it is possible to dial the service access code and replace the handset. As soon as the telephone line that ahs been called is free an automatic signal shall be given to the subscriber by means of a special tone, and on lifting the handset the call to the number dialed is put through.

			In the future	Pursuant to service quality indices for telephony services
6.	Last call	When making a telephone connection, dialing the service access code causes the number of the last subscriber to call the subscriber to be dialed.	In the future	Pursuant to service quality indices for telephony services
7.	Caller identification	Display of the telephone number of the subscriber initiating the call	In the future	Pursuant to service quality indices for telephony services	Requires the appropriate end equipment with a digital interface
8.	Blocked identification	Dialing the appropriate code blocks transfer of information identifying the caller to the subscriber called	In the future	Pursuant to service quality indices for telephony services

9.	Blocking outgoing telephone calls

Permanent blocking of calls as detailed below, at the subscriber’s request: General blocking of outgoing calls; Blocking calls to services requiring special payment; Blocking calls to voice information services; Blocking access to dial-up internet; Blocking international service.

			In the future	Pursuant to service quality indices for telephony services	There shall be no total blocking for access to another telecommunications infrastructure company or MRT operator
10.	Blocking incoming telephone calls

Blocking incoming calls, at the subscriber’s request, as detailed below: Black list – calls from this list shall not be answered; White list – only calls from this list shall be answered. Blocking of anonymous calls: which do not have identification of the calling subscriber.

			In the future	Pursuant to service quality indices for telephony services	Blocking shall be for certain telephone numbers; there shall be no total blocking of access to another telecommunications infrastructure company or MRT operator
11.	Call transfer	Transferring incoming telephone calls to a permanent, pre-defined telephone number	In the future	Pursuant to service quality indices for telephony services	A “rigid”, pre-programmed service.
12.	Conference call	Adding a third person to a call between two subscribers, implemented by the calling subscriber	In the future	Pursuant to service quality indices for telephony services
13.	Recorded announcement	At the subscriber’s request	In the future	Pursuant to service quality indices for telephony services	A personal, pre-recorded announcement heard by people calling the subscriber’s telephone number
14.	Collect call	Collect call service	In the future	Pursuant to service quality indices for telephony services	The call shall be made at the expense of the subscriber receiving the call, and with his consent. The service is provided manually or automatically.
15.	Telephony service expense control	Enabling subscribers to control their expenses	In the future	Pursuant to service quality indices for telephony services	A variety of services: credit restriction service; pre-paid service.

16.	Voice mail	Allocating a personal voice mail box to the subscriber for storage and retrieval of voice messages received	In the future	Pursuant to service quality indices for telephony services	Telephone calls are transferred to the voice mail when the subscriber’s telephone line is engaged or if the call is not answered
17.	Hotline	Switched PTP telephony	In the future	Pursuant to service quality indices for telephony services	Enables a telephone subscriber to make contact with another, pre-determined telephone number merely by raising the handset, without dialing, immediately or after a delay
18.	Tour properties	An incoming telephone call is transferred automatically to another number in the tour group if the dialed telephone number is engaged	In the future	Pursuant to service quality indices for telephony services

A variety of options, including: Linear tour - the call is transferred up to the last line in the tour group; Circular tour - a call skipping past the last line in the group returns to the first line in the group;  Tour by load distribution (in a number of alternatives)

19.	Freephone service	The initiator of a call to a freephone number is not charged for the cost of the call; the subscriber receiving the call is charged for the cost of the call.	In the future	Pursuant to service quality indices for telephony services	The service will be available to any static or MRT telephone subscriber. The service includes the possibility of blocking calls from certain areas and receiving reports on calls.
20.	Split charge service	The initiator of a telephone call to the subscriber’s split charge number is charged a reduced cost for the call; the subscriber receiving the call is charged with the balance of the cost of call	In the future	Pursuant to service quality indices for telephony services	The service will be available to any static or MRT telephone subscriber. The service includes the possibility of blocking calls from certain areas and receiving reports on calls.
21.	Real-time charge information	Transmitting real-time information on the cost of the call to the subscriber’s end equipment	In the future	Pursuant to service quality indices for telephony services	Requires appropriate end equipment with a digital interface

22.	Personal telephone number	The use of a single telephone number to get hold of the subscriber by means of any of the subscriber’s telephone communication devices (such as cellular, home line, office line etc.)	In the future	Pursuant to service quality indices for telephony services	The service will be available to any static or MRT telephone subscriber. The service combines all the subscriber’s means of communication, even if some of these are not provided by the Licensee
23.	Simulated line	The allocation of the telephone number without installing a line, in order to receive calls	In the future	Pursuant to service quality indices for telephony services	Incoming calls are directed to a selected telephone number in any public telecommunications network
24.	Mass traffic centers	Routing large quantities of telephone calls to a defined destination (massing calling handling)	In the future	Prevents impairment of network performance during the incident

The service is given to prevent impairment of network as the result of false traffic that the network cannot handle, and will be given in a number of options, including: for the use of state and public entities during an emergency or mass disaster; for radio and television games; as a remote voting or public opinion service

25.	Voice information about changes to telephone numbers	Receiving an announcement about the new number when the old number is dialed	In the future	Pursuant to service quality indices for telephony services
26.	Multi-line	A multi-user line - a number of users on a single telephone line	In the future	Pursuant to service quality indices for telephony services	For each user there is a unique ring tone; possibility of a code for outbound dialing
27.	Nuisance identification	Identification of nuisance callers	In the future	Pursuant to service quality indices for telephony services	Requires dialing a special code immediately after the call
28.	Secured line	Providing a secured telephone or data communication line	In the future	Service quality indices as relevant - telephony service or data service	Among the services: for telephony or data encryption; virtual network protection (VPNs) for telephony or data

29.	Virtual private telephone networks (VPNs) including Centrex	Virtual private networks, including a simulated private exchange (Centrex) in the public telephony network, with suitable interfaces to the telephony network	In the future	Pursuant to service quality indices for telephony services

A variety of network properties; a variety of numbering options; inclusion of subscribers to other public telecommunications networks by means of mutual connectivity and by conversion of telephone numbers, whether by end equipment linked to the other network or by the exchange in another network by agreement with the Licensee of the other network

30.	Random dial up access to an ISP	Random access to an Internet provider by means of the computer and a modem connected to a telephone line	In the future	Pursuant to service quality indices for telephony services	By means of a virtual POP. Selection of the ISP shall be by means of the service screens. Charge for the Internet access shall be by means of the telephone bill.
31.	Direct dial up access to an ISP	Direct access to an ISP by means of a computer and modem connected to a telephone line, to Internet access service providers	In the future		By means of virtual POP. A recognized subscriber paying directly to the Internet service provider
32.	Access to pay services	Telephone access to services at a special additional charge	In the future	Pursuant to service quality indices for telephony services	Conditional on approval of a service file conforming to the policy document on the subject of premium services
33.	Access to the suppliers of a voice information service	Telephone access to a voice information service at a special additional charge	In the future	Pursuant to service quality indices for telephony services	Conditional on approval of a service file conforming to the policy document on the subject of premium services
34.	Bridging services between telephony and Internet (click and talk)	Giving the subscriber the possibility of having a telephone conversation while operating Internet applications	In the future	Pursuant to service quality indices for telephony services

Added value services

No.	Name of service	Description of service	Start of provision of service	Indices for service quality	Comments
1.	Merged messages

The transfer of voice messages, video messages or fax messages to an e-mail box, indicating that messages have been received by SMS or pager. Retrieval of messages from a static or mobile telephone, transfer of messages, display and retrieval of messages.

			In the future	Voice messages – pursuant to service quality indices for telephony services; other messages – pursuant to service quality indices for internet services`

The service is available to subscribers of any public telecommunications network in Israel. The service combines all the subscriber’s means of communication, even if some of these are not given by the Licensee.

2.	Speaking clock	Obtaining the exact time by means of a recorded response, 24 hours a day.	In the future	Distinction (resolution) of a minute; precision of transfer signal between minutes – plus or minus one second.	By speed dialing.
3.	Wake-up service	A mechanized telephone reminder or wake-up service	In the future	Precision of plus or minus one minute
4.	Multi-participant call	A telephone conference call to a number of participants (more than 3)	In the future	Pursuant to service quality indices for telephony services	A variety of types of telephone or video conference: adding a the subscriber to a conversation between two subscribers is implemented by the caller. Multi participant conference
5.	Short messages	Giving a subscriber the possibility of transmitting and receiving telecommunications messages in the form of text or multimedia messages	In the future	Pursuant to service quality indices for Internet services	SMS, MMS messages
6.	Video conference	Operating a video conference service. For domestic or international services (by means of an international operator)	In the future	Pursuant to service quality indices for transmission services	The service shall be provided to a number of standards, protocols and service qualities
7.	Directory inquiries	An information service for clarifying telephone numbers (including fax and MRT) and e-mail addresses	Within 36 months of the date of granting the license	Response to 90% of inquiries within 10 seconds. Maximum waiting time 20 seconds	Pursuant to section 95 in the body of the License
8.	Pre-paid service (dialing card)

Implementing telephone calls inside Israel, from Israel to abroad and from abroad to Israel (by means of an international operator), and charging a single, predetermined account identified by a card number or personal code

			In the future	Pursuant to service quality indices for telephony services	The services provided in a number of ways: recognized subscriber or anonymous subscriber; prepaid or paid retroactively; various options for limiting destinations

Note:
•

Service quality indices for the different services relate to the service quality indices defined in Appendix E - Level of Services To Subscribers, and Appendix C - Engineering Plan according to the nature of the service (telephony, Internet, data, transmission).

•	Services shall be provided in a variety of service quality arrangements (SLA - Service Level Agreement) at the subscriber’s choice.

3. Levels and rates of service with regard to service no. 5 in the list of basic services:

The Licensee shall offer the classes of service specified below, in whole or in part, to a subscriber to ISP access service by means of cable modem, provided that at the time of commencement of provision of the service, the subscriber was offered at least one track of class E service or a higher class of service:

Class of service	Downstream data rate	Upstream data rate	Comments
A	64 Kb/s	64 Kb/s	Symmetrical rate, corresponding to ISDN
B (1/2)	128 Kb/s	64/128 Kb/s	Corresponding to double ISDN
C	150 Kb/s	64 Kb/s	Subdivision based on upstream rate
D (1/2)	256 Kb/s	64/128 Kb/s	Subdivision based on upstream rate
E (1/2/3)	500 Kb/s	64/128/256 Kb/s	Subdivision based on upstream rate
F (1/2/3)	750 Kb/s	64/128/256 Kb/s	Subdivision based on upstream rate
G (1/2)	1000 Kb/s	128/256 Kb/s	Subdivision based on upstream rate
H (1/2)	1500 Kb/s	128/256 Kb/s	Subdivision based on upstream rate
I (1/2/3)	2000 Kb/s	128/256/500 Kb/s	Subdivision based on upstream rate
J (1/2/3)	2500 Kb/s	128/256/500 Kb/s	Subdivision based on upstream rate

Comments:

The characters A – J are used solely for the purpose of demonstration. The class of service shall be ranked and marked with appropriate names. The Licensee shall be entitled to offer an additional class of service, provided that it notifies the Director to that effect at least 30 days before operating the additional class of service.

Appendix E – Class of Services for the Subscriber

1.	Subscriber billing

	a.	General

The Licensee shall issue and send periodic bills with itemization of charges for the period of time to which the bill relates. The bill shall contain the details of the payments for all the types of services that shall be included in the package of services selected by subscriber. The bill shall be submitted to the subscriber in a manner that is clear, concise, legible and understandable. The bill to subscribers shall detail the items relevant to each account from the following:

		(1)	Regular or onetime payments;
		(2)	Payments deriving from the scope of use:
• duration of call – minutes, seconds
• volume of data consumption (Mb, Kb) – should the service provided by charged by volume of data transmission
		(3)	Additional charges (such as for receiving information, e-commerce).

	b.	Structure of the bill

The bills shall be in a set structure and shall detail:

		(1)	The services for which the charge is made and rates program by which they is charged;
		(2)	Details of the services of other licensees in respect of which the Licensee is charging the subscriber, and details of the amounts the subscriber is being charged, as stated;
(a)

the amount for payment without VAT, amount of the VAT, and total for payment including the VAT. This part shall also show the identifying data of the Licensee and the identifying details of the subscriber. (The bill shall serve, after payment, as a tax invoice.)

(b) special offers and individual notices to the subscriber, at the Licensee’s discretion.

	c.	Issuing and sending bills

		(1)	The Licensee shall issue monthly bills to its subscribers, or on another date, pursuant to the subscriber’s consent.
		(2)	A subscriber who wishes to disconnect from the Licensee shall be given a final bill on the closest possible date, and no later than one month from the date of the disconnection.
		(3)	The subscriber’s bills can be received by mail or by any other means agreed upon with the subscriber and at the address chosen by the subscriber.

		(4)	At the subscriber’s request, the Licensee shall produce a bill containing details of calls, and it shall be entitled to make a reasonable charge for doing so.

	d.	Reliability control of billing

The Licensee shall implement ongoing control, by means of the customer billing system, of the accuracy of the bills and any problem that arises upon examination shall be handled and rectified immediately. In the event of a malfunction in issuing the bills, the data shall be restored to its previous situation, to the state preceding issuance of the bills in the computer system. After locating and rectifying the malfunction, the bills shall be re-issued.

2.	Quality of service

	a.	Installation, relocation, and service termination times

(1)

No later than 12 months from the date of receipt of the License, service to the subscriber shall be installed or relocated within 14 days from receipt of the request for 80% of the requests. In any case, the time for installation shall not exceed 90 days from submission of the request.

That stated shall apply to every town that is connected, in whole or in part, to the network at the time of receipt of the request.
With regard to towns in areas that have not yet been connected to the network, the times set forth in Appendix B, section 2, shall apply.
(2)

The service in the subscriber’s premises shall not be provided before 7:00 a.m. and no later than 10:00 p.m., and no later than 3:00 p.m. on Fridays and the eve of holidays. The subscriber’s waiting time for a technician’s visit on the date arranged with the subscriber shall not exceed three hours.

(3)

The balance of usage rights and the balance of the deposit amount for end equipment shall be returned to a subscriber who requests termination or disconnection of service within 30 days from the date of the request.

	b.	Repair times

(1)

Malfunctions regarding which notification has been received by telephone at the call center or the service center shall be repaired no later than 4 working days from the date of receipt of notification.

		(2)	80% of the malfunctions shall be repaired on the same working day on which notification was received.
		(3)	The repairs call center shall be available every day of the week other than days of rest, as defined in the Administration of Rule and Justice Ordinance, 5708 – 1948[30]

30 Official Gazette 2, 5708, page 1; Code of Laws 5761, p. 53.

c.	Providing information and responses to oral and written inquiries and clarifications

	(1)	The service center shall be open to the public during all the daytime hours.
(2)

The response time to a call made to the telephone service center shall be reasonable. Should the Director see that waiting times at he telephone call center are not reasonable, he shall be entitled to determine indices for response times. That stated above shall apply no later than twelve (12) months from the date of receipt of the license.

	(3)	The principal fields of service which shall be provided by the Licensee:
		•	receipt of information on the activities and services of the Licensee, and registration for the services of the Licensee;
		•	requests to update subscriber details and making changes in the package of services;
		•	inquiries regarding billing clarification;
		•	technical support;
		•	information center, public inquiries and complaints;
		•	reporting malfunctions in the network and in the end equipment.
	(4)	The Licensee shall operate additional channels which shall enable subscribers to contact the Licensee for the purpose of providing information and clarifications;
		•	IVR computerized voice response system;
		•	inquiries by means of regular mail;
		•	inquiries by means of fax;
		•	inquiries by means of email.
	(5)	The Licensee shall publicize the address of the service office and the telephone number of the center, inter alia, in the following ways:
		•	in the engagement agreement with the subscriber;
		•	in the monthly bills sent to the subscriber;
		•	in a document sent on its behalf;
		•	in the telephone directories and directory inquiries center.

d.	Handling public inquiries and complaints

	(1)	Process of receiving and recording public inquiries and complaints

Without  derogating from the provisions of Chapter 5 in the body of the License – Provision of Services to Service Recipients, the Licensee shall appoint a supervisor for handling public inquiries. His job shall be to handle inquiries and complaints submitted to him by subscribers or transferred to him after they have not received a suitable answer from the Licensee’s service center.

The process of handling an inquiry shall include the following stages:
		•	Recording and documenting the complaint in the computer systems
		•	Classifying the subject of the inquiry
		•	Classifying the urgency of the subject of the inquiry
		•	Investigating the circumstances of the event
		•	Obtaining input from the involved and professional entities in the matter

	•	Solving the problem
	•	Providing a response to the service recipient
(2)	Indices for handling public inquiries
	(a)	Level of handling of a complaint
The response time for complaints shall be up to 14 working days, with responses given to 5% of the inquiries within one month.
	(b)	Indices for quality of the service
• 90% of the inquiries shall be handled directly by the service representatives until completion.
• No more than 10% of the inquiries, some of which arise as a result of escalation of complaints, shall be submitted to more senior levels.
	(c)	Inquiries that shall be clarified by the senior levels

In any case in which the response of the supervisor in charge of handling public inquiries does not satisfy the inquirer, the inquiry shall be transferred to the managerial level, which shall re-examine the inquiry and respond directly to the inquirer. In any case, a response shall be given to the inquirer or within 30 days from the date of his inquiry.

3.	Indices for quality of service given to a general licensee for cable broadcasts

	a.	Definition:
		“Effective Malfunction” –	A malfunction with a direct and immediate effect on the viewing quality of a single subscriber or group of subscribers of a general licensee for cable broadcasts.

	b.	Levels of severity of effective malfunctions and time of repairing the malfunctions:

The table of levels of severity of effective malfunctions defines the types of malfunctions quantitatively according to number of households affected thereby, and the maximum time for repairing the malfunction.

Type of malfunction	Number of affected households	Maximum time for repairing the malfunction
A	1 – 20	24 hours
B	21 – 100	12 hours
C	250 – 101	8 hours
D	251 and over	5 hours

4.	End to end performance:
Telephony service -the grade of service shall be and customary in static telephony networks.
Internet service - Internet services to be provided on a “best effort” basis, with definition of the peak information rate in the upstream and downstream channels.
Data service - data services shall be provided at a variety of levels of end-to-end performance, including on a “best effort “ basis.
Transmission service - transmission services shall be provided at an error rate better than –10[6].

5.	Response times

Telephony service - the time to establish the connection shall be no more than six seconds The delay in the network shall be no greater than 150 milliseconds per call starting and ending within the network, 18 msec for a call starting or ending in mutual connectivity to another public telecommunications network.
Internet service - there is no defined obligation since the services is given on a “best effort “ basis.

Data service - according to class of service and service level agreement (SLA) with the customer.
Transmission service - there is no significant to this parameter.

6.	Reliability and availability
The Licensee’s services shall be given at a level of reliability and availability:
a.

Components with a very high level of availability (carrier grade) and very low rate of malfunction.  Use shall be made of types of equipment conforming to a level of availability of 0.99999 (average cumulative time of substantive malfunction of up to five minutes per year) or a level of availability of 0.99995 (average cumulative time of substantive malfunction of up to thirty minutes per year).

	b.	A network topology enabling automatic backup of equipment that has gone out of service.
	c.	Technologies including inbuilt rehabilitation and survivability mechanisms.

Appendix F – Rules of access to international
telecommunications services31

1.	Definitions
In this appendix, the words and expressions below shall have the meaning appearing alongside them, unless another meaning can be deduced from the written language or context:

	“Affiliated subscriber”	-	A subscriber who has chosen an international operator as his selected operator;

	“Chance caller”	-	A subscriber who calls overseas by means of an international operator and is not an affiliated subscriber;

	“Selected operator”	-	An international operator (IO) chosen by the subscriber pursuant to the provisions of section 4;

	“Short dialing code”	-

The dialing prefix “00” intended to make an outgoing international operator call, and the access code “188” intended to obtain services provided by means of a staffed switchboard, including an outgoing international operator call, all as detailed in section 2;

	“Subscriber affiliation”	-

A technical definition implemented by a telecommunications infrastructure company in its switch such that calls initiated by its subscribers, by means of the short dialing code, are routed to the switch of the selected operator of each subscriber;

	“Outgoing IO call”	-	Transferring a speech or facsimile message by means of an international telecommunications system, at the initiative of the subscriber;

	“Incoming IO call”	-	Transferring a speech or facsimile message by means of an international telecommunications system, at the initiative of the overseas caller;

	“IO service”	-

An international telecommunications message service which is the simultaneous bi-directional transfer of speech and the simultaneous transfer of facsimile messages in an international telecommunications system.

31 The Ministry is considering updating the Appendix with regard to all the general licensees.

2.	Access to the IO service
2.1	The Licensee shall provide the subscriber with access to the IO service of an international operator by means of these access codes:

(a) A three-digit (or four-digit) access code for direct dialing;
(b) A four-digit (or five-digit) access code for dialing various services of the international operator.

2.2

An affiliated subscriber who has chosen a selected operator by the process described in this Appendix shall be able to obtain IO service through the international system of the selected operator, both by means of the short dialing code and by means of dialing an access code.

2.3

Should the Licensee enable its subscribers to use another short dialing prefix (such as +) instead of the prefix “00” (hereinafter: “Special Prefix”), all the provisions and rules applying to the short dialing prefix “00” shall apply to the special prefix.

3.	Subscriber access to outgoing IO calls:
3.1	The Licensee shall enable the subscriber to act as one of these, with regard to outgoing IO calls, as detailed below:

(a) As an affiliated subscriber;
(b) As a blocked subscriber;
(c) As a chance caller only.

4.	Blocking outgoing international calls and removing the block
4.1

The Licensee shall block outgoing IO calls, and shall be entitled also to block incoming IO collect calls for any subscriber requesting that access to international services be blocked or to a subscriber whose international service for outgoing IO calls has been suspended or disconnected, pursuant to the rules laid down in the regulations under the Law and in the License; the Licensee shall not be entitled to block incoming IO calls, other than collect calls.

4.2	Should outgoing IO calls be blocked at the subscriber’s request, the Licensee shall remove the block as detailed below:

           (a)     If the subscriber wishes to become affiliated, he shall note the international operator he has chosen as his selected operator by signing the appropriate form; notification given by fax shall be seen in this respect as written notification given by the subscriber.

(b) If the subscriber wishes to be a chance caller he shall inform the Licensee of this; should notification be given verbally the Licensee shall verify the applicant’s identity.

4.3	The Licensee shall block or unblock IO calls at the subscriber’s request in accordance with the following:

(a) 70% - within 1 working day of receipt of notification; requests received after 15:00 shall be seen as having been received the following working day;
(b) 20% - within two working days of receipt of notification;
(c) the remainder - within four working days.

4.4

The Licensee shall verify that a subscriber whose outgoing IO calls have been blocked is not able to make outgoing calls using the dialing codes “00”. “01X”, “188” and “18XY”, or any codes replacing them.

4.5	The Licensee shall be entitled to charge a reasonable fee for blocking or unblocking outgoing IO calls.

4.6	Notwithstanding that stated in section 4.5, the Licensee shall enable all its new subscribers, without charge, to block outgoing IO calls prior to operating its services for the subscriber.

4.7

The Licensee shall verify that every subscriber whose access to outgoing IO calls has been blocked shall receive an appropriate tone on dialing the dialing preface or access code to international services.

4.8

Should a subscriber who has chosen a selected operator request that outgoing IO calls be blocked, the Licensee shall so inform the selected operator within seven (7) working days of the date of blocking the calls.

5.	Choice of a selected operator by the subscriber
5.1

A subscriber shall be entitled to inform an international operator in writing, by a signed form authorized by the Director, of its choice as the selected operator through which he wishes to receive international telecommunications services using the short dialing codes “00” and “188”; the form shall include details of the subscriber - first and last names or name of corporation, identity number or corporation identification number, address and telephone numbers for which the subscriber wishes to choose the international operator as selected operator, and the date and time at which the subscriber’s instruction was received; the form shall clarify that only one selected operator may be chosen for each telephone number and shall conform with the requirements set forth in this respect in the license of the international operator (hereinafter: the “Affiliation Form”).

5.2

A subscriber shall be entitled at any time to change his selected operator by written notification on an affiliation form; the subscriber shall not be required to make any payment for his first requested affiliation, however for any change in affiliation the Licensee shall be entitled to charge the subscriber a reasonable fee.

5.3

The selected operator shall send the Licensee notification regarding the fact that it has been chosen by the subscriber as selected operator (hereinafter: “Notice of Affiliation”); notice of affiliation shall include the subscriber’s details - first and last names or name of corporation, address and telephone numbers for which the subscriber wishes to choose the international operator as selected operator, and the date and time noted on the affiliation form signed by the subscriber; the selected operator shall give notices of affiliation to the License pursuant to the signed affiliation forms in its possession; notices of affiliation shall be given in the form of magnetic media files or in another form agreed between the Licensee and the international operators; should the Licensee be given two or more notices of affiliation relating to the same telephone number, the Licensee shall act pursuant to the notice of affiliation marked with the later date and time.

5.4

Should a person submit an application to become a subscriber to a telephony service of the Licensee, he shall be required to note in his application the international operator with whom he wishes to engage as selected operator, by means of an affiliation form; the Licensee shall give the selected operator the details of the affiliated subscriber as given in the affiliation form in the framework of the changes file as referred to in section 5.5 (d); the Licensee shall enable all its new subscribers to choose a selected operator, or to block outgoing IO calls, or enable the subscriber to receive IO services as a chance caller only.

5.5	For the purpose of implementing the process of determining a selected operator, and without derogating from that stated about, the Licensee shall act as follows:

           (a)     The Licensee shall enable all subscribers who have subscriber lines, other than lines in a PCM group, lines relating to a tour group and ISDN lines with more than one number per line, to determine a particular selected operator for certain subscriber lines and a different selected operator for the subscriber’s other lines.

(b) The Licensee shall implement subscriber affiliation within one working day of receiving notice of affiliation from the selected operator.

           (c)     The Licensee shall report to the international operator on completion of affiliation of subscribers, including changes in affiliation, at the time and in the format agreed between the Licensee and the international operator; this report shall include details of the subscriber - first and last names or name of corporation, address and telephone numbers affiliated to the international operator.

           (d)     Every day the Licensee shall give each international operator a daily file of changes in subscriber affiliation (hereinafter: the “Changes File”) containing the details of the subscribers who have been affiliated to or taken away from the international operator that day.  The changes file shall be given at the time and in the format agreed between the Licensee and the international operator.  The files shall include the details of the subscriber, and at least these: first and last names or corporation name, identity number or corporation identification number, address and telephone numbers affiliated to the international operator.

           (e)     The Licensee shall be entitled to apply to the Director to permit it, in certain cases, to determine rules and restrictions with regard to the subscriber affiliation; the Licensee shall detail the reasons, technical or operational, underlying its request; should the Director, at his professional discretion, consent to the Licensee’s request as stated, the Director shall determine the period of time for which the rule or restriction shall be valid.

           (f)     The Licensee shall give the Director a quarterly report, in writing, by the 15th of the month following the end of the quarter; the information in the report shall be correct as of the last day of the calendar quarter prior to the date of the report and shall include the following:

(1)	The number of subscribers for whom international telecommunications services are blocked;

(2)	The number of subscribers connected to international services by means of a short dialing code or by means of a special code, for each of the international operators;

(3)	The number of subscribers connected to international services as chance callers only.

           (g)     Should there be differences of opinion between international operators or between the Licensee and an international operator with regard to the choice of a selected operator by the subscriber, the matter shall be subject to the decision of the Director or an independent arbitrator appointed by the Director at his sole discretion.

6.	Blocking the short dialing code
6.1	Subject to the provisions of this Appendix, the Licensee shall block the short dialing code for any subscriber who so requests.

6.2

The Licensee shall block the short dialing code as detailed below: it shall direct the subscriber’s calls using the short dialing code to a recorded voice message with the following content in Hebrew, English, Arabic and Russian: “This service is blocked. For further details please call _______ (the telephone number of the announcement pursuant to the provisions of section 6.3)”.

6.3

The Licensee shall operate a voice mail announcement 24 hours a day, including the Sabbath and holidays, in a method and format enabling the subscriber to receive an explanation of affiliation and dialing overseas, in Hebrew, English, Arabic and Russian; the explanation shall encompass the following subjects:

(a) Affiliation to a selected operator - what is the process and how to apply for an affiliation form;
(b) How to dial an overseas number when the subscriber’s short access code is blocked;
(c) Options for blocking and unblocking overseas dialing;
(d) Where to apply for clarification of additional issues - telephone numbers of the service centers of the international operators.

7.	Mutual connectivity
7.1

The Licensee shall link the Network, directly or indirectly, pursuant to its license, to the international telecommunications systems of all the international operators in such a way as to enable all subscribers to receive international telecommunications services by means of the international telecommunications system of all the international operators, including outgoing IO calls and incoming IO calls, direct dialing, ISDN dialing, dialing through an exchange (188 service as stated in section 2.2 (a)), “Israel Direct” service, collect call services (from overseas to Israel, from Israel to overseas), international 1-800 services (incoming and outgoing), calling card service, from any overseas destination and to any overseas destination.

7.2	The technical, operational and commercial arrangements between the Licensee and any international operator shall enable all subscribers to receive the following:

	(a)	A good quality service including supervision of quality of service and means for checking and dealing with complaints by subscribers with regard to quality of service;
(b)

Reliable and exact billing of the subscriber, including control of charges and means for checking and dealing with complaints by subscribers with regard to erroneous charges, and tools and means for identifying and preventing fraud;

(c)

A consumer response to calls and clarifications by subscribers, including tools and means for providing subscribers with a detailed bill, and for checking inquiries by subscribers on all matters relating to receipt of international services;

7.3	For the purpose of implementing that stated in this Appendix, the Licensee shall do, inter alia, the following:

(a)

Enable any subscriber who has not blocked outgoing IO calls, at any time, to transfer calls overseas by means of the selected operator or as a chance caller, in the dialing format detailed in section 2;

	(b)	Enable all subscribers to change their selected operator;
(c)

Take reasonable measures to prevent affiliation of the subscriber to a selected operator without the subscriber’s knowledge or against his wishes (“slamming”); these measures shall include, inter alia, identifying the subscriber and verifying the identification of the subscriber receiving the service;

(d)

Provide any subscriber, without payment, access to a service enabling him to identify the name of his selected operator, by means of a special number for checking the subscriber’s affiliation to an IO, 00 000 000;

(e)

Enable an international operator to collect payment for its services directly from an affiliated subscriber who has chosen to receive direct billing and collection services from the international operator; the Licensee shall make available to the international operator all essential information required by the international operator to provide its billing and collection services to the affiliated subscriber as stated;

(f)

Provide its services on equal and non-discriminatory terms and at a non-discriminatory rates to an affiliated subscriber who has chosen to receive billing and collection services from the international operator.

7.4

The rate of payments of the international operators in respect of implementation of mutual connectivity, as stated, shall be determined in negotiation between the Licensee and the international operators; should the parties not reach an agreement, the Minister shall set forth instructions in these matters, after giving the parties suitable opportunity to present their arguments to him.